UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarterly period ended March 31, 2015

Commission file number 1- 33198

TEEKAY OFFSHORE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2015

ITEM 1—FINANCIAL STATEMENTS

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME

(in thousands of U.S. dollars, except unit and per unit data)

	Three Months Ended March 31,
	2015	2014
	$	$

Revenues (note 6)	250,911	259,234

Voyage expenses	(22,517)	(33,454)
Vessel operating expenses (note 6)	(74,034)	(88,130)
Time-charter hire expense	(6,983)	(11,412)
Depreciation and amortization	(53,604)	(48,488)
General and administrative (notes 6 and 11)	(14,880)	(14,849)
(Write down) and gain on sale of vessels (note 13)	(13,853)	—
Restructuring charge	—	(559)

Income from vessel operations	65,040	62,342

Interest expense (notes 5 and 6)	(23,183)	(18,920)
Interest income	134	177
Realized and unrealized losses on derivative instruments (note 7)	(51,648)	(36,632)
Equity income	4,091	3,703
Foreign currency exchange loss (note 7)	(7,076)	(775)
Other income – net	259	390

(Loss) income before income tax expense	(12,383)	10,285
Income tax expense (note 8)	(845)	(1,263)

Net (loss) income and comprehensive (loss) income	(13,228)	9,022

Non-controlling interests in net (loss) income	3,998	1,679
Preferred unitholders’ interest in net (loss) income (note 10)	2,719	2,719
General Partner’s interest in net (loss) income	3,764	3,943
Limited partners’ interest in net (loss) income	(23,709)	681
Limited partners’ interest in net (loss) income per common unit:
- basic (note 10)	(0.26)	0.01
- diluted (note 10)	(0.26)	0.01
Weighted-average number of common units outstanding:
- basic	92,391,826	85,455,292
- diluted	92,391,826	85,480,352

Cash distributions declared per unit	0.5384	0.5384

Related party transactions (note 6)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at March 31, 2015 $	As at December 31, 2014 $
ASSETS
Current
Cash and cash equivalents	278,846	252,138
Restricted cash (note 7 and 9c)	69,237	4,704
Accounts receivable, including non-trade of $5,224 (December 31, 2014 – $6,825)	87,681	103,665
Vessel held for sale (note 13)	5,000	—
Net investments in direct financing leases – current (note 3b)	5,224	4,987
Prepaid expenses	26,829	30,211
Due from affiliates (note 6c)	33,032	44,225
Advances to joint venture (note 14)	—	5,225
Other current assets	4,626	4,626

Total current assets	510,475	449,781

Restricted cash – long-term (note 7)	735	42,056
Vessels and equipment
At cost, less accumulated depreciation of $1,219,478 (December 31, 2014 – $1,202,663)	3,076,643	3,010,689
Advances on newbuilding contracts and conversion costs (notes 9b, 9c, 9d, 9f, 12a and 12b)	395,945	172,776
Net investments in direct financing leases (note 3b)	16,088	17,471
Investment in equity accounted joint venture (note 14)	64,061	54,955
Derivative instruments (note 7)	1,679	4,660
Deferred tax asset	5,054	5,959
Other assets	52,331	51,362
Intangible assets – net	5,655	6,410
Goodwill	129,145	129,145

Total assets	4,257,811	3,945,264

LIABILITIES AND EQUITY
Current
Accounts payable	11,133	15,064
Accrued liabilities (notes 7 and 11)	105,739	68,013
Deferred revenues	16,197	25,669
Due to affiliates (note 6c)	125,724	108,941
Current portion of derivative instruments (note 7)	125,577	85,318
Current portion of long-term debt (note 5)	395,008	258,014
Current portion of in-process revenue contracts	12,779	12,744

Total current liabilities	792,157	573,763

Long-term debt (note 5)	2,311,922	2,178,009
Derivative instruments (note 7)	282,812	257,754
In-process revenue contracts	72,628	75,805
Other long-term liabilities	55,178	44,238

Total liabilities	3,514,697	3,129,569

Commitments and contingencies (notes 5, 7, and 9)
Redeemable non-controlling interest (note 9a)	12,059	12,842
Equity
Limited partners – common units (92.4 million units issued and outstanding at March 31, 2015 and December 31, 2014, respectively)	516,674	589,165
Limited partners – preferred units (6.0 million units issued and outstanding at March 31, 2015 and December 31, 2014, respectively) (note 10)	144,800	144,800
General Partner	19,560	21,038

Partners’ equity	681,034	755,003

Non-controlling interests	50,021	47,850

Total equity	731,055	802,853

Total liabilities and equity	4,257,811	3,945,264

Subsequent events (note 15)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three Months Ended March 31,
	2015	2014
	$	$
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net (loss) income	(13,228)	9,022
Non-cash items:
Unrealized loss on derivative instruments (note 7)	68,298	14,497
Equity income	(4,091)	(3,703)
Depreciation and amortization	53,604	48,488
Write-down and (gain) on sale of vessel (note 13)	13,853	—
Deferred income tax expense (note 8)	490	10
Amortization of in-process revenue contracts	(3,142)	(3,142)
Foreign currency exchange (gain) loss and other	(22,556)	8,629
Change in non-cash working capital items related to operating activities	36,612	(49,017)
Expenditures for dry docking	(3,963)	(5,212)

Net operating cash flow	125,877	19,572

FINANCING ACTIVITIES
Proceeds from long-term debt (note 5)	379,717	208,821
Scheduled repayments of long-term debt (note 5)	(65,812)	(37,999)
Prepayments of long-term debt (note 5)	(13,606)	(70,000)
Debt issuance costs	(4,658)	(2,250)
Decrease in restricted cash (note 7)	10,870	—
Repayment from joint ventures (note 14)	5,225	—
Cash distributions paid by the Partnership	(57,722)	(53,593)
Cash distributions paid by subsidiaries to non-controlling interests	(2,610)	(3,611)
Equity contribution from joint venture partners	—	6,500
Indemnification on Voyageur Spirit FPSO from Teekay Corporation (note 6f)	—	3,474
Other	288	611

Net financing cash flow	251,692	51,953

INVESTING ACTIVITIES
Expenditures for vessels and equipment, including advances on newbuilding contracts and conversion costs	(321,827)	(66,772)
Increase in restricted cash (note 9c)	(34,082)	—
Proceeds from sale of vessel and equipment (note 13)	8,918	—
Direct financing lease payments received	1,146	1,433
Investment in equity accounted joint ventures (note 14)	(5,016)	—
Acquisition of ALP Maritime Services B.V. (net of cash acquired of $0.3 million) (note 12a)	—	(2,322)

Net investing cash flow	(350,861)	(67,661)

Increase in cash and cash equivalents	26,708	3,864
Cash and cash equivalents, beginning of the period	252,138	219,126

Cash and cash equivalents, end of the period	278,846	222,990

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY

(in thousands of U.S. dollars and units)

	PARTNERS’ EQUITY
	Limited Partners
	Common Units #	Common Units and Additional Paid-in Capital $	Preferred Units #	Preferred Units $	General Partner $	Non- controlling Interests $	Total Equity $	Redeemable Non- controlling Interest $
Balance as at December 31, 2014	92,386	589,165	6,000	144,800	21,038	47,850	802,853	12,842

Net (loss) income	—	(23,709)	—	2,719	3,764	3,998	(13,228)	—
Reclassification of redeemable non-controlling interest in net income	—	—	—	—	—	(1,717)	(1,717)	1,717
Cash distributions	—	(49,741)	—	(2,719)	(5,262)	—	(57,722)	—
Distribution of capital to joint venture partner	—	—	—	—	—	(110)	(110)	(2,500)
Equity based compensation and other (notes 6g and 11)	28	959	—	—	20	—	979	—

Balance as at March 31, 2015	92,414	516,674	6,000	144,800	19,560	50,021	731,055	12,059

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay Offshore Partners L.P., which is a limited partnership organized under the laws of the Republic of The Marshall Islands, and its wholly owned or controlled subsidiaries (collectively, the Partnership).

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2014, which are included in the Partnership’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (or SEC) on April 2, 2015. In the opinion of management of the Partnership’s general partner, Teekay Offshore GP L.L.C. (or the General Partner), these interim unaudited consolidated financial statements reflect all adjustments, which are of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Historically, the utilization of shuttle tankers in the North Sea is higher in the winter months as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our vessels and the offshore oil platforms. Downtime for repairs and maintenance generally reduces oil production and, thus, transportation requirements. Significant intercompany balances and transactions have been eliminated upon consolidation.

The Partnership presents non-controlling ownership interests in subsidiaries in the consolidated financial statements within the equity section, but separate from the Partners’ equity. However, the holder of the non-controlling interest of one of the Partnership’s subsidiaries holds a put option which, if exercised, would obligate the Partnership to purchase the non-controlling interest (see note 9a). As a result, the non-controlling interest that is subject to this redemption feature is not included on the Partnership’s consolidated balance sheet as part of the total equity and is presented as redeemable non-controlling interest above the equity section but below the liabilities section on the Partnership’s consolidated balance sheet.

2.	Accounting Pronouncements

In April 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (or ASU 2014-08), which raises the threshold for disposals to qualify as discontinued operations. A discontinued operation is now defined as: (i) a component of an entity or group of components that has been disposed of or classified as held for sale and represents a strategic shift that has or will have a major effect on an entity’s operations and financial results; or (ii) an acquired business that is classified as held for sale on the acquisition date. ASU 2014-08 also requires additional disclosures regarding discontinued operations, as well as material disposals that do not meet the definition of discontinued operations. ASU 2014-08 was adopted on January 1, 2015. The impact, if any, of adopting ASU 2014-08 on the Partnership’s financial statements will depend on the occurrence and nature of disposals that occur after ASU 2014-08 is adopted.

In May 2014, the FASB issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers, (or ASU 2014-09). ASU 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2016 and shall be applied, at the Partnership’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is not permitted. The Partnership is evaluating the effect of adopting this new accounting guidance.

In February 2015, the FASB issued Accounting Standards Update 2015-02, Amendments to the Consolidation Analysis (or ASU 2015-02) which eliminates the deferral of certain consolidation standards for entities considered to be investment companies, modifies the consolidation analysis performed on limited partnerships and modifies the impact of fee arrangements and related parties on the determination of the primary beneficiary of a variable interest entity. ASU 2015-02 is effective for interim and annual periods beginning after December 15, 2015. ASU 2015-02 may be applied using a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption. A reporting entity also may apply ASU 2015-02 retrospectively. The Partnership is evaluating the effect of adopting this new accounting guidance.

In April 2015, the FASB issued Accounting Standards Update 2015-03, Simplifying the Presentation of Debt Issuance Costs (or ASU 2015-03) which require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. ASU 2015-03 is effective for interim and annual periods beginning after December 15, 2015 and is to be applied on a retrospective basis. The Partnership is evaluating the effect of adopting this new accounting guidance.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

3.	Financial Instruments

a)	Fair Value Measurements

For a description of how the Partnership estimates fair value and for a description of the fair value hierarchy levels, see Note 4 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2014. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Partnership’s financial instruments that are not accounted for at fair value on a recurring basis.

		March 31, 2015		December 31, 2014
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring:
Cash and cash equivalents and restricted cash	Level 1	348,818	348,818	298,898	298,898
Logitel contingent consideration (see below)	Level 3	(21,562)	(21,562)	(21,448)	(21,448)
Derivative instruments (note 7)
Interest rate swap agreements	Level 2	(245,214)	(245,214)	(216,488)	(216,488)
Cross currency swap agreements	Level 2	(153,252)	(153,252)	(120,503)	(120,503)
Foreign currency forward contracts	Level 2	(16,364)	(16,364)	(11,268)	(11,268)
Non-Recurring:
Vessels held for sale (note 13)	Level 2	5,000	5,000	—	—
Other:
Long-term debt – public (note 5)	Level 1	(659,765)	(617,058)	(689,157)	(656,899)
Long-term debt – non-public (note 5)	Level 2	(2,047,165)	(2,040,438)	(1,746,866)	(1,743,378)

Contingent consideration liability – In August 2014, the Partnership acquired 100% of the outstanding shares of Logitel Offshore Holding AS (Logitel), a Norway-based company focused on high-end Units for Maintenance and Safety (or UMS), from Cefront Technology AS (Cefront) for $4 million, which was paid in cash at closing, plus a potential additional amount of up to $27.6 million, depending on certain performance criteria, which is payable from mid-2015 to early-2018 (see note 12b).

The Partnership will owe an additional amount of up to $27.6 million if there are no yard cost overruns and no charterer late delivery penalties; the two unchartered UMS under construction are chartered above specified rates; and no material defects from construction are identified within one year after the delivery of each UMS. To the extent such events occur, the potential additional amount of $27.6 million will be reduced in accordance with the terms of the purchase agreement. The estimated fair value of the contingent consideration liability of $27.6 million is the amount the Partnership expects to pay to Cefront discounted to its present value using a weighted average cost of capital rate of 10%. As of March 31, 2015, the amount of the expected payments for each UMS was based upon the status of the construction project for each UMS, the state of the charter market for UMS, the expectation of potential material defects and to a lesser extent, the timing of delivery of each UMS. An increase (decrease) in the Partnership’s estimates of yard cost overruns, charterer late delivery penalties, material defects and the discount rate, as well as a decrease (increase) in the Partnership’s estimates of day rates at which it expects to charter the two unchartered UMS, will decrease (increase) the estimated fair value of the contingent consideration liability.

Changes in the estimated fair value of the Partnership’s contingent consideration liability relating to the acquisition of Logitel, which is measured at fair value on a recurring basis using significant unobservable inputs (Level 3), during the three months ended March 31, 2015 and 2014 are as follows:

	Three months ended March 31, 2015 Asset (Liability) $	Three months ended March 31, 2014 Asset (Liability) $
Balance at beginning of period	(21,448)	—
Unrealized loss included in Other income – net	(114)	—

Balance at end of period	(21,562)	—

b)	Financing Receivables

The following table contains a summary of the Partnership’s financing receivables by type of borrower and the method by which the Partnership monitors the credit quality of its financing receivables on a quarterly basis:

	Credit Quality Indicator	Grade	March 31, 2015 $	December 31, 2014 $
Direct financing leases	Payment activity	Performing	21,312	22,458

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

4.	Segment Reporting

The following table includes results for the Partnership’s shuttle tanker segment; floating production, storage and off-loading (or FPSO) unit segment; floating storage and off-take (or FSO) unit segment; conventional tanker segment; towage segment; and UMS segment for the periods presented in these consolidated financial statements.

Three months ended March 31, 2015	Shuttle Tanker Segment	FPSO Segment	FSO Segment	Conventional Tanker Segment	Towage Segment	UMS Segment (1)	Total
Revenues	138,090	84,203	14,486	8,062	6,070	—	250,911
Voyage expenses	(19,529)	—	(132)	(568)	(2,288)	—	(22,517)
Vessel operating expenses	(34,317)	(31,233)	(6,359)	(1,374)	(751)	—	(74,034)
Time-charter hire expense	(6,321)	—	—	—	(662)	—	(6,983)
Depreciation and amortization	(28,367)	(20,095)	(2,920)	(1,674)	(548)	—	(53,604)
General and administrative (2)	(8,399)	(4,802)	(610)	(252)	(310)	(507)	(14,880)
(Write down) and gain on sale of vessel	(13,853)	—	—	—	—	—	(13,853)

Income (loss) from vessel operations	27,304	28,073	4,465	4,194	1,511	(507)	65,040

Three months ended March 31, 2014	Shuttle Tanker Segment	FPSO Segment (3)	FSO Segment	Conventional Tanker Segment	Towage Segment	Total
Revenues	153,180	83,137	14,289	8,628	—	259,234
Voyage expenses	(31,706)	—	(23)	(1,725)	—	(33,454)
Vessel operating expenses	(40,406)	(40,391)	(5,873)	(1,460)	—	(88,130)
Time-charter hire expense	(11,412)	—	—	—	—	(11,412)
Depreciation and amortization	(27,281)	(17,903)	(1,693)	(1,611)	—	(48,488)
General and administrative (2)	(6,611)	(5,758)	(859)	(533)	(1,088)	(14,849)
Restructuring charge	(559)	—	—	—	—	(559)

Income (loss) from vessel operations	35,205	19,085	5,841	3,299	(1,088)	62,342

(1)	The Partnership acquired 100% of the outstanding shares of Logitel during the third quarter of 2014 (see notes 3a and 12b).
(2)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
(3)

Income from vessel operations for the three months ended March 31, 2014 excludes $3.1 million of the Voyageur Spirit FPSO unit indemnification payments received from Teekay Corporation relating to the production shortfall during the period January 1, 2014 through February 21, 2014 and a further $0.4 million relating to unreimbursed vessel operating expenses incurred before the unit was declared on-hire as of February 22, 2014. These indemnification payments received from Teekay Corporation have effectively been treated as a reduction to the purchase price of the Voyageur Spirit (see note 6f).

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	March 31, 2015 $	December 31, 2014 $
Shuttle tanker segment	1,895,587	1,936,809
FPSO segment	1,256,582	1,267,076
FSO segment	134,215	133,925
Conventional tanker segment	141,810	150,109
Towage segment	208,576	61,795
UMS segment	248,635	62,017
Unallocated:
Cash and cash equivalents and restricted cash	348,818	298,898
Other assets	23,588	34,635

Consolidated total assets	4,257,811	3,945,264

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

5.	Long-Term Debt

	March 31, 2015 $	December 31, 2014 $
U.S. Dollar-denominated Revolving Credit Facilities due through 2019	595,407	544,969
Norwegian Kroner Bonds due through 2019	359,765	389,157
U.S. Dollar-denominated Term Loans due through 2018	154,705	158,547
U.S. Dollar-denominated Term Loans due through 2025	1,073,498	850,433
U.S. Dollar Non-Public Bond due through 2024	223,555	192,917
U.S. Dollar Bonds due through 2019	300,000	300,000

Total	2,706,930	2,436,023
Less current portion	395,008	258,014

Long-term portion	2,311,922	2,178,009

As at March 31, 2015, the Partnership had six long-term revolving credit facilities, which, as at such date, provided for total borrowings of up to $595.4 million, which were fully drawn as of March 31, 2015. The total amount available under the revolving credit facilities reduces by $105.4 million (remainder of 2015), $203.7 million (2016), $102.8 million (2017), $136.2 million (2018) and $47.3 million (2019). Four of the revolving credit facilities are guaranteed by the Partnership and certain of its subsidiaries for all outstanding amounts and contain covenants that require the Partnership to maintain the greater of a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of at least $75.0 million and 5.0% of the Partnership’s total consolidated debt. Two revolving credit facilities are guaranteed by Teekay Corporation and contain covenants that require Teekay Corporation to maintain the greater of a minimum liquidity (cash and cash equivalents) of at least $50.0 million and 5.0% of Teekay Corporation’s total consolidated debt which has recourse to Teekay Corporation. The revolving credit facilities are collateralized by first-priority mortgages granted on 20 of the Partnership’s vessels, together with other related security.

In January 2014, the Partnership issued Norwegian Kroner (or NOK) 1,000 million in senior unsecured bonds that mature in January 2019 in the Norwegian bond market. As of March 31, 2015, the carrying amount of the bonds was $124.1 million. The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin of 4.25%. The Partnership entered into a cross currency swap to swap all interest and principal payments into USD, with the interest payments fixed at a rate of 6.42%, and the transfer of the principal amount fixed at $162.2 million upon maturity in exchange for NOK 1,000 million (see note 7).

In January 2013, the Partnership issued NOK 1,300 million in senior unsecured bonds in the Norwegian bond market. The bonds were issued in two tranches maturing in January 2016 (NOK 500 million) and January 2018 (NOK 800 million). As at March 31, 2015, the carrying amount of the bonds was $161.3 million. The bonds are listed on the Oslo Stock Exchange. Interest payments on the tranche maturing in 2016 are based on NIBOR plus a margin of 4.00%. Interest payments on the tranche maturing in 2018 are based on NIBOR plus a margin of 4.75%. The Partnership entered into cross currency rate swaps to swap all interest and principal payments into USD, with interest payments fixed at a rate of 4.94% on the tranche maturing in 2016 and 6.07% on the tranche maturing in 2018 and the transfer of the principal amount fixed at $89.7 million upon maturity in exchange for NOK 500 million on the tranche maturing in 2016 and fixed at $143.5 million upon maturity in exchange for NOK 800 million on the tranche maturing in 2018 (see note 7).

In January 2012, the Partnership issued NOK 600 million in senior unsecured bonds that mature in January 2017 in the Norwegian bond market. As at March 31, 2015, the carrying amount of the bonds was $74.4 million. The bonds are listed on the Oslo Stock Exchange. The interest payments on the bonds are based on NIBOR plus a margin of 5.75%. The Partnership entered into a cross currency rate swap to swap all interest and principal payments into U.S. dollars, with the interest payments fixed at a rate of 7.49%, and the transfer of the principal amount fixed at $101.4 million upon maturity in exchange for NOK 600 million (see note 7).

As at March 31, 2015, four of the Partnership’s 50%-owned subsidiaries each had an outstanding term loan, which in the aggregate totaled $154.7 million. The term loans reduce over time with quarterly and semi-annual payments and have varying maturities through 2018. These term loans are collateralized by first-priority mortgages on the four shuttle tankers to which the loans relate, together with other related security. As at March 31, 2015, the Partnership had guaranteed $41.2 million of these term loans, which represents its 50% share of the outstanding term loans of three of these 50%-owned subsidiaries. The other owner and Teekay Corporation have guaranteed $77.3 million and $36.2 million, respectively.

As at March 31, 2015, the Partnership had term loans outstanding for the shuttle tankers the Amundsen Spirit, the Nansen Spirit, the Peary Spirit, the Scott Spirit, the Samba Spirit and the Lambada Spirit, for the Suksan Salamander FSO unit, for the Piranema Spirit and the Voyageur Spirit FPSO units, for the ALP Guard, the ALP Winger and the ALP Centre towing vessels, and for the Arendal Spirit UMS, which totaled $1.1 billion. For the term loans for the Amundsen Spirit and the Nansen Spirit, one tranche reduces in semi-annual payments while the other tranche correspondingly is drawn up every six months with final bullet payments of $29.0 million due in 2022 and $29.1 million due in 2023, respectively. The other term loans reduce over time with quarterly or semi-annual payments. These term loans have varying maturities through 2025 and are collateralized by first-priority mortgages on the vessels to which the loans relate, together with other related security. As at March 31, 2015, the Partnership had guaranteed $758.7 million of these term loans and Teekay Corporation had guaranteed $314.8 million.

In February 2015, the Partnership issued $30.0 million in senior unsecured bonds that mature in June 2024 in a U.S. private placement. As of March 31, 2015, the carrying amount of the bonds was $30.0 million. The interest payments on the bonds are fixed at a rate of 4.27%. The bonds are collateralized by first-priority mortgage on the Dampier Spirit FSO unit to which the bonds relate, together with other related security.

In August 2014, the Partnership assumed Logitel’s obligations under a bond agreement from Sevan Marine ASA (or Sevan) as part of the Logitel acquisition. The bonds are retractable at par at any time by the Partnership. As of March 31, 2015, the carrying amount of the bonds was $27.5 million.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

In September 2013 and November 2013, the Partnership issued a total of $174.2 million of ten-year senior unsecured bonds that mature in December 2023 and that were issued in a U.S. private placement to finance the Bossa Nova Spirit and the Sertanejo Spirit shuttle tankers. The bonds accrue interest at a fixed combined rate of 4.96%. The bonds are collateralized by first-priority mortgages on the two vessels to which the bonds relate, together with other related security. The Partnership makes semi-annual repayments on the bonds and as of March 31, 2015, the carrying amount of the bonds was $166.1 million.

In May 2014, the Partnership issued $300.0 million in five-year senior unsecured bonds that mature in July 2019 in the U.S. bond market. As of March 31, 2015, the carrying amount of the bonds was $300.0 million. The bonds are listed on the New York Stock Exchange. The interest payments on the bonds are fixed at a rate of 6.0%.

Interest payments on the revolving credit facilities and the term loans are based on LIBOR plus margins. At March 31, 2015 and December 31, 2014, the margins ranged between 0.3% and 3.25%. The weighted-average effective interest rate on the Partnership’s variable rate long-term debt as at March 31, 2015 was 3.2% (December 31, 2014 – 3.5%). This rate does not include the effect of the Partnership’s interest rate swaps (see note 7).

The aggregate annual long-term debt principal repayments required to be made subsequent to March 31, 2015 are $248.1 million (remainder of 2015), $437.0 million (2016), $450.9 million (2017), $470.6 million (2018), $595.9 million (2019), and $504.4 million (thereafter).

The Partnership and a subsidiary of Teekay Corporation are borrowers under a loan arrangement and are jointly and severally liable for the obligations to the lender. The obligations resulting from long-term debt joint and several liability arrangements are measured at the sum of the amount the Partnership agreed to pay, on the basis of its arrangement with the co-obligor, and any additional amount the Partnership expects to pay on behalf of the co-obligor. As of March 31, 2015, this loan arrangement had an outstanding balance of $87.9 million, of which $52.9 million was the Partnership’s obligation. Teekay Corporation has indemnified the Partnership in respect of any losses and expenses arising from any breach by the co-obligor of the terms and conditions of the loan facility.

Obligations under the Partnership’s credit facilities are secured by certain vessels, and if the Partnership is unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets. The Partnership has two revolving credit facilities and two term loans that require the Partnership to maintain vessel values to drawn principal balance ratios of a minimum range of 105% to 125%. As at March 31, 2015, these ratios ranged from 140% to 182%. The vessel values used in these ratios are appraised values provided by third parties where available, or are prepared by the Partnership based on second hand sale and purchase market data. Changes in the conventional or shuttle tanker, towing or UMS markets could negatively affect these ratios.

As at March 31, 2015, the Partnership and Teekay Corporation were in compliance with all covenants related to the credit facilities and long-term debt.

6.	Related Party Transactions and Balances

a)

During the three months ended March 31, 2015, four conventional tankers, two shuttle tankers and three FSO units of the Partnership were employed on long-term time-charter-out contracts with subsidiaries of Teekay Corporation.

b)

Teekay Corporation and its wholly-owned subsidiaries provide substantially all of the Partnership’s commercial, technical, crew training, strategic, business development and administrative service needs. In addition, the Partnership reimburses the general partner for expenses incurred by the general partner that are necessary or appropriate for the conduct of the Partnership’s business. Such related party transactions were as follows for the periods indicated:

	Three Months Ended March 31,
	2015	2014
	$	$
Revenues(1)	17,329	17,330
Vessel operating expenses(2)	(9,438)	(9,648)
General and administrative(3)	(7,827)	(8,288)
Interest expense(4)	(111)	(111)

(1)

Includes revenue from time-charter-out contracts with subsidiaries or affiliates of Teekay Corporation, including management fees from ship management services provided by the Partnership to a subsidiary of Teekay Corporation.

(2)	Includes ship management and crew training services provided by Teekay Corporation.
(3)

Includes commercial, technical, strategic, business development and administrative management fees charged by Teekay Corporation and reimbursements to Teekay Corporation and our general partner for costs incurred on the Partnership’s behalf.

(4)	Includes a guarantee fee related to the final bullet payment of the Piranema Spirit FPSO debt facility guaranteed by Teekay Corporation and interest expense incurred on due to affiliates balances.

c)

At March 31, 2015, due from affiliates totaled $33.0 million (December 31, 2014 – $44.2 million) and due to affiliates totaled $125.7 million (December 31, 2014 – $108.9 million). Due to and from affiliates are non-interest bearing and unsecured, and are expected to be settled within the next fiscal year in the normal course of operations.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

d)

In May 2013, the Partnership entered into a ten-year charter contract, plus extension options, with Salamander Energy plc (or Salamander) to supply a FSO unit in Asia. The Partnership converted its 1993-built shuttle tanker, the Navion Clipper, into an FSO unit, which commenced its charter contract with Salamander in August 2014. The Partnership received project management and execution services from certain subsidiaries of Teekay Corporation relating to the FSO conversion. These costs were capitalized and are included in vessels and equipment. Project management and execution costs paid to Teekay Corporation subsidiaries amounted to $3.4 million.

e)

In May 2013, the Partnership entered into an agreement with Statoil ASA (or Statoil), on behalf of the field license partners, to provide an FSO unit for the Gina Krog oil and gas field located in the North Sea. The contract will be serviced by a new FSO unit that will be converted from the Randgrid shuttle tanker, which the Partnership currently owns through a 67%-owned subsidiary and which the Partnership intends to acquire full ownership (note 9a) prior to its conversion. The Partnership received project management and engineering services from certain subsidiaries of Teekay Corporation relating to this FSO unit conversion. These costs are capitalized and included as part of advances on newbuilding contracts and will be reclassified to vessels and equipment upon completion of the conversion in early-2017. Project management and engineering costs paid to Teekay Corporation subsidiaries amounted to $2.9 million as of March 31, 2015.

f)

On May 2, 2013, the Partnership acquired from Teekay Corporation its 100% interest in Voyageur LLC, which owns the Voyageur Spirit FPSO unit, which operates on the Huntington Field in the North Sea under a five-year contract, plus up to 10 one-year extension options, with E.ON Ruhrgas UK GP Limited (or E.ON), for an original purchase price of $540.0 million. Due to a defect encountered in one of its two gas compressors, the FPSO unit was unable to achieve final acceptance by E.ON within the allowable timeframe, resulting in the FPSO unit being declared off-hire by the charterer retroactive to April 13, 2013.

On September 30, 2013, the Partnership entered into an interim agreement with E.ON whereby the Partnership was compensated for production beginning August 27, 2013 until the receipt of final acceptance by E.ON. Until receipt of final acceptance, Teekay Corporation agreed to indemnify the Partnership for certain production shortfalls and unreimbursed vessel operating expenses. For the period from April 13, 2013 to December 31, 2013, Teekay Corporation indemnified the Partnership a total of $34.9 million for production shortfalls and unreimbursed repair costs. During 2014, Teekay Corporation indemnified the Partnership for a further $3.5 million for production shortfalls and unrecovered repair costs to address the compressor issues, and paid another $2.7 million in late-2014 relating to a final settlement of pre-acquisition capital expenditures for the Voyageur Spirit FPSO unit. On April 4, 2014, the Partnership received the certificate of final acceptance from the charterer, which declared the unit on-hire retroactive to February 22, 2014.

Amounts paid as indemnification from Teekay Corporation to the Partnership were effectively treated as a reduction in the purchase price paid by the Partnership for the FPSO unit. The original purchase price of $540.0 million has effectively been reduced to $503.1 million ($273.1 million net of assumed debt of $230.0 million) to reflect total indemnification payments from Teekay Corporation of $41.1 million, partially offset by the excess value of $4.3 million relating to the 1.4 million common units issued as part of the purchase price to Teekay Corporation on the date of closing of the transaction in May 2013 compared to the value of the common units at the date Teekay Corporation offered to sell the FPSO unit to the Partnership. The excess of the purchase price (net of assumed debt) over the book value of the net assets of $201.8 million has been accounted for as an equity distribution to Teekay Corporation of $71.4 million.

g)

On June 10, 2013, the Partnership acquired Teekay Corporation’s 50% interest in OOG-TKP FPSO GmbH & Co KG, a joint venture with Odebrecht Oil & Gas S.A (or Odebrecht), which owns the Cidade de Itajai (or Itajai) FPSO unit, for a purchase price of $53.8 million, which was paid in cash. The Partnership’s investment in the Itajai FPSO unit is accounted for using the equity method.

The purchase price was based on an estimate of the fully built-up cost of the Itajai FPSO unit, including certain outstanding contractual items. During 2014, the joint venture received in connection with the resolution of these contractual items an aggregate of $6.1 million in reimbursements from the charterer and insurer, which was originally deducted from the Partnership’s purchase price of the Itajai FPSO unit. As a result of these reimbursements, this amount was remitted to Teekay Corporation.

h)

The long-term bareboat contracts relating to two conventional tankers of the Partnership with a joint venture in which Teekay Corporation has a 50% interest were novated under the same terms to a subsidiary of Teekay Corporation in January 2014 and March 2014, respectively. The excess of the contractual rates over the market rates at the time of the novation were $0.3 million and $0.1 million, respectively, for the three months ended March 31, 2015 and 2014, and are accounted for as an equity contributions from Teekay Corporation.

i)

In December 2014, the Partnership entered into an agreement with a consortium led by Queiroz Galvão Exploração e Produção SA (or QGEP) to provide an FPSO unit for the Atlanta field located in the Santos Basin offshore Brazil. In connection with the contract with QGEP, the Partnership acquired the Petrojarl I FPSO from Teekay Corporation for a purchase price of $57 million. The purchase price was financed by means of an intercompany loan payable to a subsidiary of Teekay Corporation, which is expected to be repaid within a year. Interest payments on the loan are based on a fixed rate of 6.5%. The Petrojarl I is currently undergoing upgrades at the Damen Shipyard Group’s DSR Schiedam Shipyard in the Netherlands for an estimated cost of approximately $232 million, which includes the cost of acquiring the Petrojarl I. The excess of the purchase price over Teekay Corporation’s carrying value of the Petrojarl I FPSO unit has been accounted for as an equity distribution to Teekay Corporation of $12.4 million.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

7.	Derivative Instruments and Hedging Activities

The Partnership uses derivatives to manage certain risks in accordance with its overall risk management policies.

Foreign Exchange Risk

The Partnership economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. The Partnership has not designated, for accounting purposes, any of the foreign currency forward contracts held during the three months ended March 31, 2015 as cash flow hedges.

As at March 31, 2015, the Partnership was committed to the following foreign currency forward contracts:

	Contract Amount in Foreign Currency (thousands)	Fair Value / Carrying Amount of Asset (Liability) (in thousands of U.S. Dollars) Non-hedge	Average Forward Rate(1)	Expected Maturity
				2015	2016	2017
				(in thousands of U.S. Dollars)
Norwegian Kroner	688,500	(14,194)	6.93	47,787	46,632	4,905
Euro	27,344	(1,788)	0.88	28,794	2,413	—
Singapore Dollar	28,052	(382)	1.36	4,144	16,537	—

		(16,364)

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

The Partnership enters into cross currency swaps and pursuant to these swaps the Partnership receives the principal amount in NOK on the maturity date of the swap, in exchange for payment of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal at maturity of the Partnership’s NOK bonds due from 2016 through 2019. In addition, the cross currency swaps due from 2016 through 2019 economically hedge the interest rate exposure on the NOK bonds due from 2016 through 2019. The Partnership has not designated, for accounting purposes, these cross currency swaps as cash flow hedges of its NOK bonds due from 2016 through 2019. As at March 31, 2015, the Partnership was committed to the following cross currency swaps:

Notional Amount NOK	Principal Amount USD	Floating Rate Receivable		Fixed Rate Payable	Fair Value / Carrying Amount of Asset (Liability)	Remaining Term (years)
		Reference Rate	Margin
(thousands)	(thousands)				$
600,000	101,351	NIBOR	5.75%	7.49%	(30,792)	1.8
500,000	89,710	NIBOR	4.00%	4.94%	(28,704)	0.8
800,000	143,536	NIBOR	4.75%	6.07%	(48,385)	2.8
1,000,000	162,200	NIBOR	4.25%	6.42%	(45,371)	3.8

					(153,252)

Interest Rate Risk

The Partnership enters into interest rate swaps, which exchange a receipt of floating interest for a payment of fixed interest to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt. The Partnership has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its U.S. Dollar LIBOR-denominated borrowings.

As at March 31, 2015, the Partnership was committed to the following interest rate swap agreements:

	Interest Rate Index	Notional Amount $	Fair Value / Carrying Amount of Asset (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (%)(1)

U.S. Dollar-denominated interest rate swaps (2)	LIBOR	600,000	(177,736)	10.6	4.8
U.S. Dollar-denominated interest rate swaps (3)	LIBOR	904,412	(54,802)	6.1	2.5
U.S. Dollar-denominated interest rate swaps (4)	LIBOR	180,000	(12,676)	0.1	3.4

		1,684,412	(245,214)

(1)	Excludes the margin the Partnership pays on its variable-rate debt, which as at March 31, 2015, ranged between 0.30% and 3.25%
(2)	Notional amount remains constant over the term of the swap.
(3)	Principal amount reduces quarterly or semi-annually.
(4)

The interest rate swap is being used to economically hedge expected interest payments on new debt that is planned to be outstanding from 2016 to 2028. The interest rate swap is subject to mandatory early termination in April 2015 whereby the swap will be settled based on its fair value at that time. Subsequent to March 31, 2015, this interest rate swap was rolled over until June 2015.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

As at March 31, 2015, the Partnership had multiple interest rate swaps and cross currency swaps governed by the same master agreement. Each of these master agreements provides for the net settlement of all swaps subject to that master agreement through a single payment in the event of default or termination of any one swap. The fair value of these interest rate swaps are presented on a gross basis in the Partnership’s consolidated balance sheets. As at March 31, 2015, these interest rate swaps and cross currency swaps had an aggregate fair value liability amount of $357.2 million. As at March 31, 2015, the Partnership had $35.9 million on deposit with the relevant counterparties as security for swap liabilities under certain master agreements. The deposit is presented in restricted cash and restricted cash – long-term on the consolidated balance sheet.

Tabular disclosure

The following table presents the location and fair value amounts of the assets (liabilities) of the Partnership’s derivative instruments, segregated by type of contract, on the Partnership’s balance sheets.

	Derivative Assets $	Accrued Liabilities $	Current Portion of Derivative Liabilities $	Derivative Liabilities $
As at March 31, 2015
Foreign currency contracts	107	—	(12,557)	(3,914)
Cross currency swaps	—	(1,653)	(35,928)	(115,671)
Interest rate swaps	1,572	(6,467)	(77,092)	(163,227)

	1,679	(8,120)	(125,577)	(282,812)

As at December 31, 2014
Foreign currency contracts	—	—	(8,490)	(2,778)
Cross currency swaps	—	(1,105)	(6,496)	(112,902)
Interest rate swaps	4,660	(8,742)	(70,332)	(142,074)

	4,660	(9,847)	(85,318)	(257,754)

Realized and unrealized losses of interest rate swaps and foreign currency forward contracts that are not designated for accounting purposes as cash flow hedges are recognized in earnings and reported in realized and unrealized losses on derivative instruments in the consolidated statements of (loss) income. The effect of the losses on these derivatives on the consolidated statements of (loss) income is as follows:

	Three Months Ended March 31,
	2015 $	2014 $
Realized losses relating to:
Interest rate swaps	(12,298)	(14,063)
Foreign currency forward contracts	(3,253)	(497)

	(15,551)	(14,560)

Unrealized (losses) gains relating to:
Interest rate swaps	(31,001)	(24,108)
Foreign currency forward contracts	(5,096)	2,036

	(36,097)	(22,072)

Total realized and unrealized losses on derivative instruments	(51,648)	(36,632)

Realized and unrealized (losses) gains of the cross currency swaps are recognized in earnings and reported in foreign currency exchange loss in the consolidated statements of (loss) income. The effect of the loss on cross currency swaps on the consolidated statements of (loss) income is as follows:

	Three Months Ended March 31,
	2015 $	2014 $
Realized (losses) gains	(2,380)	16
Unrealized (losses) gains	(32,201)	7,575

Total realized and unrealized (losses) gains on cross currency swaps	(34,581)	7,591

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

The Partnership is exposed to credit loss in the event of non-performance by the counterparties, all of which are financial institutions, to the foreign currency forward contracts and the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

8.	Income Tax

The components of the provision for income tax are as follows:

	Three Months Ended March 31,
	2015 $	2014 $
Current	(355)	(1,253)
Deferred	(490)	(10)

Income tax expense	(845)	(1,263)

9.	Commitments and Contingencies

a)

During 2010, an unrelated party contributed a 1995-built shuttle tanker, the Randgrid, to a subsidiary of the Partnership for a 33% equity interest in the subsidiary. The non-controlling interest owner in the subsidiary holds a put option which, if exercised, would obligate the Partnership to purchase the non-controlling interest owner’s 33% share in the entity for cash in accordance with a defined formula. The redeemable non-controlling interest is subject to remeasurement if the formulaic redemption amount exceeds the carrying value. No remeasurement was required as at March 31, 2015.

b)

In May 2013, the Partnership entered into an agreement with Statoil, on behalf of the field license partners, to provide an FSO unit for the Gina Krog oil and gas field located in the North Sea. The contract will be serviced by a new FSO unit that will be converted from the Randgrid shuttle tanker, which the Partnership currently owns through a 67%-owned subsidiary and of which the Partnership intends to acquire full ownership prior to its conversion, which is expected to occur during the second quarter of 2015. The FSO conversion project is expected to cost approximately $276 million, including amounts reimbursable upon delivery of the unit relating to installation and mobilization, and the cost of acquiring the remaining 33% ownership interest in the Randgrid shuttle tanker. As at March 31, 2015, payments made towards this commitment totaled $67.7 million and the remaining payments required to be made are $101.3 million (remainder of 2015), $105.3 million (2016) and $2.0 million (2017). Following scheduled completion of the conversion in early-2017, the newly converted FSO unit will commence operations under a three-year time-charter contract to Statoil, which includes 12 additional one-year extension options.

c)

In March 2014, the Partnership acquired 100% of the shares of ALP, a Netherlands-based provider of long-distance ocean towing and offshore installation services to the global offshore oil and gas industry. Concurrently with this transaction, the Partnership and ALP entered into an agreement with Niigata Shipbuilding & Repair of Japan for the construction of four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and offshore installation vessel newbuildings. These vessels will be equipped with dynamic positioning capability and are scheduled for delivery in 2016. The Partnership has agreed to acquire these newbuildings for a total cost of approximately $258 million. As at March 31, 2015, payments made towards these commitments totaled $65.6 million and the remaining payments required to be made under these newbuilding contracts are $57.1 million (remainder of 2015) and $135.6 million (2016). The Partnership intends to continue financing the newbuilding installments through its existing liquidity, equity issuances and expects to secure long-term debt financing for these vessels prior to their scheduled deliveries in 2016.

In October 2014, the Partnership, through its wholly-owned subsidiary ALP, agreed to acquire six on-the-water, long-distance towing and offshore installation vessels for approximately $222 million. The vessels were built between 2006 and 2010 and are all equipped with dynamic positioning capabilities. The Partnership took delivery of three vessels during the first quarter of 2015 for a total price of $140.0 million, of which $98.0 million was debt financed and $42.0 million was financed through existing liquidity. The seller is currently in dispute with the previous management company of these vessels. To avoid disruption to the charters of these three vessels, the seller has agreed to place $34.1 million of the purchase price, as security, in escrow accounts to cover any potential liability that the seller may incur resulting from settling this dispute. This has no impact on the Partnership. As at March 31, 2015, the Partnership recorded a restricted cash balance and a corresponding liability of $34.1 million relating to these three vessels. As at March 31, 2015, payments made towards these commitments totaled $140.0 million and the amount of the remaining payments required to be made is $82.0 million (remainder of 2015) for the three additional vessels. During April and May 2015, the Partnership took delivery of another two vessels and expects to take delivery of the remaining vessel during the second quarter of 2015, which will be financed through pre-established debt financing, existing liquidity and equity issuances.

d)

In August 2014, the Partnership acquired 100% of the outstanding shares of Logitel, a Norway-based company focused on high-end UMS. Concurrently with this transaction, the Partnership acquired three UMS newbuildings ordered from COSCO (Nantong) Shipyard (COSCO) in China that are expected to cost a total of approximately $557 million, including estimated site supervision costs and license fees to be paid to Sevan to allow for use of its cylindrical hull design in these UMS. As at March 31, 2015, payments made towards these commitments totaled $191.4 million and the remaining payments required to be made under these newbuilding contracts were $353.2 million (2016), $10.1 million (2017) and $1.9 million (2018). The Partnership took delivery of one UMS, the Arendal Spirit, in February 2015 and the remaining two units are scheduled to deliver in early and late 2016. The Partnership has the option to defer the delivery of the remaining two units by up to one year. The Partnership financed the Arendal Spirit through long-term debt financing and its existing liquidity and it intends to finance the remaining two UMS newbuilding payments through its existing liquidity (see note 5), equity issuances and expects to secure long-term debt financing for the units prior to their scheduled deliveries.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

e)

In October 2014, the Partnership sold a 1995-built shuttle tanker, the Navion Norvegia, to a 50/50 joint venture with Odebrecht. The vessel is committed to a new FPSO conversion for the Libra field located in the Santos Basin offshore Brazil. The conversion project will be completed at Sembcorp Marine’s Jurong Shipyard in Singapore and the FPSO unit is scheduled to commence operations in early-2017 under a 12-year fixed-rate contract with Petroleo Brasileiro SA (Petrobras). The FPSO conversion is expected to cost approximately $1.0 billion. As at March 31, 2015, payments made by the joint venture towards these commitments totaled $114.0 million and the remaining payments required to be made by the joint venture are $382.3 million (remainder of 2015) and $508.4 million (2016). The Partnership intends to finance its share of the conversion through its existing liquidity, equity issuances and through long-term debt financing within the joint venture. The joint venture secured a $248 million short-term loan in late-2014 and expects to secure additional long-term debt financing for the FPSO unit prior to its scheduled delivery.

f)

In December 2014, the Partnership acquired the Petrojarl I FPSO unit from Teekay Corporation for $57 million (see note 6i) in an asset acquisition. The Petrojarl I is undergoing upgrades at the Damen Shipyard Group’s DSR Schiedam Shipyard in the Netherlands with an estimated cost of approximately $232 million, which includes the cost of acquiring the Petrojarl I. The FPSO is scheduled to commence operations in the middle of 2016 under a five-year fixed-rate charter contract with QGEP. As at March 31, 2015, payments made towards these commitments, excluding the acquisition of the Petrojarl I FPSO unit from Teekay Corporation, totaled $14.1 million and the remaining payments required to be made were $144.7 million (remainder of 2015) and $16.3 million (2016). The Partnership intends to finance the remaining upgrade payments through its existing liquidity, equity issuances and expects to secure long-term debt financing for the FPSO unit prior to its scheduled delivery.

10.	Total Capital and Net Income Per Common Unit

At March 31, 2015, a total of 74.2% of the Partnership’s common units outstanding were held by the public. The remaining common units, as well as the 2% general partner interest, were held by a subsidiary of Teekay Corporation. All of the Partnership’s outstanding Series A Preferred Units (defined below) and Series B Preferred Units (which were issued in April 2015) are held by the public.

Net Income Per Common Unit

Limited partners’ interest in net income per common unit – basic is determined by dividing net income, after deducting the amount of net income attributable to the non-controlling interests, the general partner’s interest and the distributions on the Series A Preferred Units and Series B Preferred Units, by the weighted-average number of common units outstanding during the period. The distributions payable and paid on the preferred units for the three months ended March 31, 2015 and 2014 were $2.7 million for each period. The computation of limited partners’ interest in net income per common unit – diluted assumes the exercise of all dilutive restricted units using the treasury stock method. The computation of limited partners’ interest in net loss per common unit – diluted does not assume such exercises as the effect would be anti-dilutive.

The general partner’s and common unitholders’ interests in net income are calculated as if all net income was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by the Partnership’s board of directors to provide for the proper conduct of the Partnership’s business including reserves for maintenance and replacement capital expenditure, anticipated capital requirements and any accumulated distributions on the Series A Preferred Units and Series B Preferred Units. Unlike available cash, net income is affected by non-cash items such as depreciation and amortization, unrealized gains and losses on derivative instruments and unrealized foreign currency translation gains and losses.

During the three months ended March 31, 2015 and 2014, cash distributions exceeded $0.4025 per common unit and, consequently, the assumed distributions of net income resulted in the use of the increasing percentages to calculate the general partner’s interest in net income for the purposes of the net income per common unit calculation. For more information on the increasing percentages to calculate the general partner’s interest in net income, please refer to the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2014.

Pursuant to the partnership agreement, allocations to partners are made on a quarterly basis.

Preferred Units

Pursuant to the partnership agreement, distributions on the 7.25% Series A Cumulative Redeemable Preferred Units (the Series A Preferred Units) to preferred unitholders are cumulative from the date of original issue and are payable quarterly in arrears, when, as and if declared by the board of directors of the general partner. At any time on or after April 30, 2018, the Series A Preferred Units may be redeemed by the Partnership at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions to the date of redemption. These units are listed on the New York Stock Exchange. Please see note 15 for information regarding the Partnership’s Series B Preferred Units.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

11.	Unit Based Compensation

During the three months ended March 31, 2015, a total of 14,603 common units, with an aggregate value of $0.3 million, were granted and issued to the non-management directors of the general partner as part of their annual compensation for 2015.

The Partnership grants restricted unit-based compensation awards as incentive-based compensation to certain employees of Teekay Corporation’s subsidiaries that provide services to the Partnership. During March 2015 and 2014, the Partnership granted restricted unit-based compensation awards with respect to 101,543 and 67,569 units, respectively, with aggregate grant date fair values of $2.1 million for each period, based on the Partnership’s closing unit price on the grant dates. Each restricted unit is equal in value to one of the Partnership’s common units plus reinvested distributions from the grant date to the vesting date. Each award represents the specified number of the Partnership’s common units plus reinvested distributions from the grant date to the vesting date. The awards vest equally over three years from the grant date. Any portion of an award that is not vested on the date of a recipient’s termination of service is cancelled, unless their termination arises as a result of the recipient’s retirement and, in this case, the award will continue to vest in accordance with the vesting schedule. Upon vesting, the awards are paid to each grantee in the form of common units or cash.

During the three months ended March 31, 2015, restricted unit-based awards with respect to a total of 48,488 common units with a fair value of $1.5 million, based on the Partnership’s closing unit price on the grant date, vested and the amount paid to the grantees was made by issuing 12,612 common units and by paying $0.5 million in cash.

During the three months ended March 31, 2014, restricted unit-based awards with respect to a total of 20,988 common units with a fair value of $0.6 million, based on the Partnership’s closing unit price on the grant date, vested and the amount paid to the grantees was made by issuing 6,584 common units and by paying $0.3 million in cash.

During three months ended March 31, 2015 and 2014, the Partnership recorded unit-based compensation expense of $1.1 million and $1.3 million, respectively, in general and administrative expenses in the Partnership’s consolidated statements of income. As of March 31, 2015 and December 31, 2014, liabilities relating to cash settled restricted unit-based compensation awards of $1.3 million and $1.0 million, respectively, were recorded in accrued liabilities on the Partnership’s consolidated balance sheets. As at March 31, 2015, the Partnership had $1.7 million of non-vested awards not yet recognized, which the Partnership expects to recognize over a weighted average period of 1.4 years.

12.	Acquisitions

a)	Acquisition of ALP Maritime Services B.V.

On March 14, 2014, the Partnership acquired 100% of the shares of ALP. Concurrently with this transaction, the Partnership and ALP entered into an agreement with Niigata Shipbuilding & Repair of Japan for the construction of four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and offshore installation vessel newbuildings. These vessels will be equipped with dynamic positioning capability and are scheduled for delivery in 2016. The Partnership is committed to acquire these newbuildings for a total cost of approximately $258 million (see note 9c).

The Partnership acquired ALP for a purchase price of $2.6 million, which was paid in cash, and also entered into an arrangement to pay additional compensation to three former shareholders of ALP if certain requirements are satisfied. This contingent compensation consists of $2.4 million, which is payable upon the delivery and employment of ALP’s four newbuildings, which are scheduled for delivery throughout 2016, and a further amount of up to $2.6 million, which is payable if ALP’s annual operating results from 2017 to 2021 meet certain targets. The Partnership has the option to pay up to 50% of this compensation through the issuance of common units of the Partnership. Each of the contingent compensation amounts is payable only if the three shareholders are employed by ALP at the time performance conditions are met. For the three months ended March 31, 2015 and 2014, compensation costs were $0.2 million and $nil, respectively, and were recorded in general and administrative expenses in the Partnership’s consolidated statements of income. The Partnership also incurred a $1.0 million fee to a third party associated with the acquisition of ALP in the first quarter of 2014 and a $1.6 million business development fee to Teekay Corporation in the second quarter of 2014 for assistance with the acquisition, which were recognized in general and administrative expenses during 2014.

The acquisition of ALP was accounted for using the purchase method of accounting, based upon finalized estimates of fair value.

The following table summarizes the finalized estimates of fair values of the ALP assets acquired and liabilities assumed by the Partnership on the acquisition date.

As at March 14, 2014 $
ASSETS
Cash and cash equivalents	294
Other current assets	404
Advances on newbuilding contracts	164
Other assets – long-term	395
Goodwill (towage segment)	2,032

Total assets acquired	3,289

LIABILITIES
Current liabilities	387
Other long-term liabilities	286

Total liabilities assumed	673

Net assets acquired	2,616

Consideration	2,616

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

The goodwill recognized in connection with the ALP acquisition is attributable primarily to the assembled workforce of ALP, including their experience, skills and abilities. Operating results of ALP are reflected in the Partnership’s financial statements commencing March 14, 2014, the effective date of the acquisition. From the date of acquisition to March 31, 2014, the Partnership recognized $nil of revenue and $1.1 million of net loss resulting from this acquisition. The following table shows summarized consolidated pro forma financial information for the Partnership for the three months ended March 31, 2014, solely giving effect to the Partnership’s acquisition of ALP as if it had taken place on January 1, 2013:

Pro Forma Three Months ended March 31, 2014 $
Revenues	259,371
Net income	8,793
Limited partners’ interest in net income per common unit:
– Basic	0.01
– Diluted	0.01

b)	Acquisition of Logitel Offshore Holding AS

On August 11, 2014, the Partnership acquired 100% of the outstanding shares of Logitel. The purchase price for the shares of Logitel consisted of $4.0 million in cash paid at closing and a potential additional cash amount of $27.6 million, subject to reductions of some or all of this potential additional amount if certain performance criteria are not met, primarily relating to the construction of the three UMS ordered from COSCO in China (see note 3a).

The Partnership is committed to acquire the three UMS ordered from COSCO for a total cost of approximately $593 million, including estimated site supervision costs and license fees to be paid to Sevan to allow for use of its cylindrical hull design in these UMS (see note 9d), and $30.0 million from the Partnership’s assumption of Logitel’s obligations under a bond agreement from Sevan. Prior to the acquisition, Logitel secured a three-year fixed-rate charter contract, plus extension options, with Petrobras in Brazil for the first UMS, the Arendal Spirit, which delivered in February 2015. This UMS is expected to commence its contract with Petrobras during the second quarter of 2015. The second UMS is currently under construction and in August 2014, the Partnership exercised one of its existing six options with COSCO to construct a third UMS. The Partnership expects to secure charter contracts for the remaining two newbuilding UMS prior to their respective scheduled deliveries in the first and the fourth quarters of 2016. The Partnership has the option to defer the delivery of the two units by up to one year, in which case COSCO will maintain and preserve the units for the account of the Partnership, in exchange for the Partnership incurring interest at 5.0% per annum on the unpaid balance of the final yard installment.

The Partnership has assumed Logitel’s obligations under a bond agreement from Sevan as part of this acquisition. The bond is non-interest bearing and is repayable in amounts of $10.0 million within six months of delivery of each of the three UMS ordered from COSCO, for a total of $30.0 million. If Logitel orders additional UMS with the Sevan cylindrical design, Logitel will be required to pay Sevan up to $11.9 million for each of the next three UMS ordered. If the fourth of six options with COSCO is not exercised by its option expiry date on November 30, 2016, Sevan has a one-time option to receive the remaining two options with COSCO.

The acquisition of Logitel was accounted for using the purchase method of accounting, based upon preliminary estimates of fair value.

The following table summarizes the preliminary estimates of fair values of the Logitel assets acquired and liabilities assumed by the Partnership on the acquisition date. The Partnership is continuing to obtain information to finalize estimated fair value of the Logitel assets acquired and liabilities assumed and expects to complete this process as soon as practicable, but no later than one year from the acquisition date.

As at August 11, 2014 $
ASSETS
Cash and cash equivalents	8,089
Prepaid expenses	640
Advances on newbuilding contracts	46,809

Total assets acquired	55,538

LIABILITIES
Accrued liabilities	4,098
Long-term debt	26,270

Total liabilities assumed	30,368

Net assets acquired	25,170

Cash consideration	4,000

Contingent consideration	21,170

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

Operating results of Logitel are reflected in the Partnership’s financial statements commencing August 11, 2014, the effective date of acquisition. The following table shows summarized consolidated pro forma financial information for the Partnership for the three months ended March 31, 2014, solely giving effect to the Partnership’s acquisition of Logitel as if it had taken place on January 1, 2013:

Pro Forma Three Months ended March 31, 2014 $
Revenues	259,234
Net income	8,643
Limited partners’ interest in net income per common unit:
– Basic	0.00
– Diluted	0.00

13.	(Write-down) and Gain on Sale of Vessels and Vessel Held for Sale

During the three months ended March 31, 2015, the carrying value of one of the Partnership’s 1992-built shuttle tankers was written down to its estimated fair value, using an appraised value. The write down was a result of the expected sale of the vessel. The Partnership’s consolidated statement of (loss) income for the three months ended March 31, 2015, includes a $1.7 million write-down related to this vessel. The write-down is included in the Partnership’s shuttle tanker segment. As at March 31, 2015, the Partnership has classified this vessel as held for sale on its consolidated balance sheet.

During the three months ended March 31, 2015, the carrying value of one of the Partnership’s 1999-built shuttle tankers was written down to its estimated fair value, using an appraised value. The write down was a result of a recent change in the operating plan of the vessel. The Partnership’s consolidated statement of (loss) income for the three months ended March 31, 2015, includes a $13.8 million write-down related to this vessel. The write-down is included in the Partnership’s shuttle tanker segment.

During the three months ended March 31, 2015, the Partnership sold a 1997-built shuttle tanker, the Navion Svenita, for net proceeds of $8.6 million. The Partnership’s consolidated statement of (loss) income for the three months ended March 31, 2015 includes a $1.6 million gain related to the sale of this vessel. This gain is included in the Partnership’s shuttle tanker segment.

14.	Investment in Equity Accounted Joint Ventures and Advances to Joint Venture

In October 2014, the Partnership sold a 1995-built shuttle tanker, the Navion Norvegia, to the OOG-TK Libra GmbH & Co KG (or Libra Joint Venture), a 50/50 joint venture with Odebrecht. The vessel is committed to a new FPSO unit conversion for the Libra field. The FPSO unit is scheduled to commence operations in early-2017 (see note 9e). In conjunction with the conversion project, the Libra Joint Venture entered into a $248 million loan facility. The interest payments of the loan facility are based on LIBOR, plus margins which range between 2.00% to 2.65%. The final payment under the loan facility is due October 2015. The Partnership has guaranteed its 50% share of the loan facility.

In June 2013, the Partnership acquired Teekay Corporation’s 50% interest in OOG-TKP FPSO GmbH & Co KG, a joint venture with Odebrecht, which owns the Itajai FPSO unit (see note 6g). As at December 31, 2014, the Partnership advanced $5.2 million to the joint venture, which was repaid during the three months ended March 31, 2015.

15.	Subsequent events

In April 2015, the Partnership issued 5.0 million 8.50% Series B Cumulative Redeemable Preferred Units (the Series B Preferred Units) in a public offering for net proceeds of $120.8 million. At any time on or after April 20, 2020, the Series B Preferred Units may be redeemed by the Partnership at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions to the date of redemption. The Partnership expects to use the net proceeds for general partnership purposes, including the funding of newbuilding installments, capital conversion projects and the acquisitions of vessels that Teekay Corporation has offered or may offer to the Partnership, which may include funding the Partnership’s acquisition of the Petrojarl Knarr FPSO unit from Teekay Corporation.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

MARCH 31, 2015

PART I – FINANCIAL INFORMATION

ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We are an international provider of marine transportation, oil production, storage, long-distance towing and offshore installation and maintenance and safety services to the offshore oil industry focusing on the fast-growing, deep-water offshore oil regions of the North Sea and Brazil. We operate shuttle tankers, floating production, storage and off-loading (or FPSO) units, floating storage and off-take (or FSO) units, units for maintenance and safety (or UMS), long-distance towing and offshore installation vessels and conventional crude oil tankers. As at March 31, 2015, our fleet consisted of 33 shuttle tankers (including two chartered-in vessels and one HiLoad Dynamic Positioning (or DP) unit), seven FPSO units, six FSO units, three long-distance towing and offshore installation vessels, one UMS and four conventional oil tankers, in which our interests range from 50% to 100%. In addition, we have taken delivery of another two on-the-water long-distance towing and offshore installation vessels and expect to take delivery of one additional on-the-water long-distance towing and offshore installation vessel during the second quarter of 2015. We also have four long-haul towing and offshore installation vessel newbuildings scheduled for delivery in 2016 and two UMS newbuildings scheduled for delivery early to late 2016.

SIGNIFICANT DEVELOPMENTS

Delivery of UMS

In August 2014, we acquired Logitel Offshore Holdings Ltd. (Logitel), a Norway-based company focused on the high-end floating accommodation market. Logitel is currently constructing three newbuilding UMS, based on the Sevan Marine ASA (Sevan) cylindrical hull design, at the COSCO (Nantong) Shipyard (COSCO) in China for a fully built-up cost of approximately $587 million, including $30.0 million from our assumption of Logitel’s obligations under a bond agreement from Sevan. We currently hold options to order up to an additional five UMS. Prior to the acquisition, Logitel secured a three-year fixed-rate charter contract, plus extension options, with Petroleo Brasileiro SA (Petrobras) in Brazil for the first UMS, which delivered to us in the first quarter of 2015. We intend to secure charter contracts for the remaining two newbuilding UMS prior to their respective scheduled deliveries in the first and the fourth quarters of 2016. We have the option to defer these deliveries by up to one year, in which case COSCO will maintain and preserve the units for the account of us, in exchange for us incurring interest at 5.0% per annum on the unpaid balance of the final yard installment. We intend to finance the initial newbuilding payments through our existing liquidity, equity issuances and expect to secure long-term debt financing for the units prior to their scheduled deliveries. Please read Item 1 – Financial Statements: Note 12b – Acquisition of Logitel Offshore Holding AS.

Delivery of Towage Vessels

In October 2014, we, through our wholly-owned subsidiary ALP Maritime Services B.V. (or ALP), agreed to acquire six modern on-the-water long-distance towing and offshore installation vessels, for approximately $222 million. The vessels were built between 2006 and 2010 and are all equipped with DP capabilities. We have taken delivery of three of the vessels during the first quarter of 2015, two vessels during the second quarter of 2015 and expect the delivery of the remaining vessel during the second quarter of 2015.

Equity Issuances

In April 2015, we issued 5.0 million 8.50% Series B Cumulative Redeemable Preferred Units in a public offering for net proceeds of $120.8 million. We expect to use the net proceeds for general partnership purposes, including the funding of newbuilding installments, capital conversion projects and the acquisitions of vessels from Teekay Corporation, which may include funding our acquisition of the Petrojarl Knarr (or Knarr) FPSO unit from Teekay Corporation.

Potential Additional Shuttle Tanker, FSO and FPSO Projects

Pursuant to an omnibus agreement that we entered into in connection with our initial public offering in December 2006, Teekay Corporation is obligated to offer to us its interest in certain shuttle tankers, FSO units and FPSO units Teekay Corporation owns or may acquire in the future, provided the vessels are servicing contracts with remaining durations of greater than three years. We may also acquire other vessels that Teekay Corporation may offer us from time to time and we intend to pursue direct acquisitions from third parties and new offshore projects.

In June 2011, Teekay Corporation entered into a contract with BG Norge Limited (or BG) to provide a harsh weather FPSO unit to operate in the North Sea. The contract will be serviced by a newbuilding FPSO unit, the Knarr, which achieved first oil and commenced its charter contract with BG in mid-March 2015 at partial rate. In December 2014, our general partner’s Board of Directors approved the acquisition of the Knarr FPSO unit from Teekay Corporation, subject to the unit commencing its charter contract at full rate, which is expected to occur during the second quarter of 2015. The purchase price for the Knarr, which is based on a fully built-up cost of approximately $1.25 billion, is expected to be financed through the assumption of an existing $780 million long-term debt facility, a combination of vendor financing from and new common equity units to be issued to Teekay Corporation and a portion of the $120.8 million of net proceeds from the our preferred unit public offering completed in April 2015.

Pursuant to the omnibus agreement and subsequent agreements, Teekay Corporation is obligated to offer to sell to us the Petrojarl Foinaven FPSO unit, an existing unit owned by Teekay Corporation and operating under a long-term contract in the North Sea, subject to approvals required from the charterer. The purchase price for the Petrojarl Foinaven would be based on its fair market value.

In May 2011, Teekay Corporation entered into a joint venture agreement with Odebrecht Oil & Gas S.A. (or Odebrecht) to jointly pursue FPSO projects in Brazil. Odebrecht is a well-established Brazil-based company that operates in the engineering and construction, petrochemical, bioenergy, energy, oil and gas, real estate and environmental engineering sectors, with over 180,000 employees and a presence in over 20 countries. Through the joint venture agreement, Odebrecht is a 50 percent partner with us in the Cidade de Itajai (or Itajai) FPSO unit and the Libra FPSO project.

Teekay Corporation owns two additional FPSO units, the Hummingbird Spirit FPSO and the Petrojarl Banff FPSO, which may also be offered to us in the future pursuant to the omnibus agreement.

RESULTS OF OPERATIONS

There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These can be found in Part I, Item 5 – “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2014. In accordance with United States generally accepted accounting principles (or GAAP), we report gross revenues in our income statements and include voyage expenses among our operating expenses. However, ship-owners often base economic decisions regarding the deployment of their vessels upon anticipated time charter equivalent (or TCE) rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time charters and bareboat charters the customer usually pays the voyage expenses while under voyage charters and contracts of affreightment the shipowner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues (i.e. revenues less voyage expenses) and TCE rates of our five reportable segments where applicable. TCE rates represent net revenues divided by revenue days. Please read Item 1 – Financial Statements: Note 4 – Segment Reporting.

We manage our business and analyze and report our results of operations on the basis of five business segments: the shuttle tanker segment, the FPSO segment, the FSO segment, the towage segment and the conventional tanker segment, each of which are discussed below. We have one additional business segment, the UMS segment, as a result of our acquisition of Logitel in August 2014; however, given that the UMS segment results for the period was not significant, it is not separately presented in this report.

Shuttle Tanker Segment

As at March 31, 2015, our shuttle tanker fleet consisted of 31 vessels that operate under fixed-rate contracts of affreightment, time charters and bareboat charters, one shuttle tanker in lay-up, and the HiLoad DP unit. Of these 33 shuttle tankers, six were owned through 50%-owned subsidiaries, two through a 67%-owned subsidiary and two were chartered-in. The remaining vessels are owned 100% by us. All of these shuttle tankers, with the exception of the HiLoad DP unit, provide transportation services to energy companies, primarily in the North Sea and Brazil. Our shuttle tankers service the conventional spot tanker market from time to time. One of these shuttle tankers, the Randgrid, is committed to a conversion into an FSO unit upon the expiry of its existing shuttle tanker charter contract in the second quarter of 2015. During the first quarter of 2015, we sold the Navion Svenita. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner and Euro may result in significant decreases or increases, respectively, in our vessel operating expenses.

The following table presents our shuttle tanker segment’s operating results for the three months ended March 31, 2015 and 2014, and compares its net revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2015 and 2014, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned and chartered-in vessels for our shuttle tanker segment:

	Three Months Ended March 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2015	2014	% Change
Revenues	138,090	153,180	(9.9)
Voyage expenses	(19,529)	(31,706)	(38.4)

Net revenues	118,561	121,474	(2.4)
Vessel operating expenses	(34,317)	(40,406)	(15.1)
Time-charter hire expense	(6,321)	(11,412)	(44.6)
Depreciation and amortization	(28,367)	(27,281)	4.0
General and administrative (1)	(8,399)	(6,611)	27.0
(Write-down) and gain on sale of vessels	(13,853)	—	100.0
Restructuring charge	—	(559)	(100.0)

Income from vessel operations	27,304	35,205	(22.4)

Calendar-Ship-Days
Owned Vessels	2,872	2,880	(0.3)
Chartered-in Vessels	180	278	(35.3)

Total	3,052	3,158

(1)

Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the shuttle tanker segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

The average size of our owned shuttle tanker fleet decreased for the three months ended March 31, 2015 compared to the same period last year, primarily due to the sales of the Navion Norvegia and the Navion Svenita in October 2014 and March 2015, respectively, partially offset by the delivery of the HiLoad DP unit in April 2014.

The average size of our chartered-in shuttle tanker fleet decreased for the three months ended March 31, 2015 compared to the same period last year, primarily due to the redelivery to its owner of the Karen Knutsen in January 2014 and decreased spot in-chartering of shuttle tankers.

Net Revenues. Net revenues decreased for the three months ended March 31, 2015 from the same period last year, primarily due to:

•

a decrease of $3.6 million for the three months ended March 31, 2015, due to a decrease in revenues in our contract of affreightment fleet due to lower fleet utilization and the redelivery of a vessel in February 2014 as it completed its time-charter-out agreement, partially offset by an increase in revenues in our time-chartered-out fleet from an increase in rates as provided in certain contracts and from higher average rates from our contract of affreightment fleet; and

•	a decrease of $0.9 million for the three months ended March 31, 2015, due to the sale of the Navion Svenita in March 2015;

partially offset by

•	an increase of $0.6 million for the three months ended March 31, 2015, due to an increase in reimbursable bunker and dry-docking expenses; and

•	an increase of $0.5 million for the three months ended March 31, 2015, due to more opportunities to trade excess shuttle tanker capacity in short-term offshore projects.

Vessel Operating Expenses. Vessel operating expenses decreased for the three months ended March 31, 2015 compared to the same period last year, primarily due to:

•

a decrease of $3.8 million relating to crew and manning expenses for the three months ended March 31, 2015, due to the strengthening of the U.S. Dollar against the Norwegian Kroner and the Euro, and a change in the crew composition due to the reflagging of one vessel in early 2014;

•	a decrease of $1.3 million for the three months ended March 31, 2015, due to the sales of the Navion Norvegia and the Navion Svenita in October 2014 and March 2015, respectively;

•	a decrease of $1.3 million for the three months ended March 31, 2015, due to a decrease in repairs and maintenance expenses compared to the same period last year; and

•	a decrease of $0.9 million for the three months ended March 31, 2015, due to the timing of costs related to services, spares and consumables;

partially offset by

•	an increase of $0.9 million for the three months ended March 31, 2015, relating to the commencement of operations of the HiLoad DP unit in April 2014.

Time-Charter Hire Expense. Time-charter hire expense decreased for the three months ended March 31, 2015 compared to the same period last year, primarily due to:

•

a decrease of $4.3 million for the three months ended March 31, 2015, due to a decrease in time-charter-in days, partially offset by the drydocking and offhire of the Sallie Knusten during the first quarter of 2014; and

•	a decrease of $0.5 million for the three months ended March 31, 2015, due to the redelivery by us of the Karen Knutsen in January 2014;

Depreciation and Amortization Expense. Depreciation and amortization expense increased for the three months ended March 31, 2015 from the same period last year, primarily due to:

•	an increase of $0.9 million for the three months ended March 31, 2015, due to the dry docking of four shuttle tankers during mid-2014;

•	an increase of $0.7 million for the three months ended March 31, 2015, due to the commencement of depreciation on the HiLoad DP unit during the first quarter of 2015; and

•	an increase of $0.5 million for the three months ended March 31, 2015, due to a decrease in the expected useful life of a shuttle tanker, the Randgrid, due to its expected conversion to an FSO unit;

partially offset by

•

a decrease of $0.7 million for the three months ended March 31, 2015, due to lower amortization expense relating to the sales of the Navion Norvegia and the Navion Svenita in October 2014 and March 2015, respectively.

(Write-down) and gain on sale of vessels. (Write-down) and gain on sale of vessels was $(13.9) million for the three months ended March 31, 2015 which consisted of a write-down of vessels of $15.5 million and a gain on sale of a vessel of $1.6 million. During the three months ended March 31, 2015, the carrying value of one of our 1999-built shuttle tankers was written down to its estimated fair value, using an appraised value. The write-down amounted to $13.8 million and was the result of a recent change in the operating plan for the vessel. During the three months ended March 31, 2015, the carrying value of one of our 1992-built shuttle tankers was written down to its estimated fair value, using an appraised value. The write-down amounted to $1.7 million and was the result of the expected sale of the vessel. As at March 31, 2015, the vessel is classified as held for sale. During the three months ended March 31, 2015, a 1997-built shuttle tanker, the Navion Svenita, was sold to a third party for net proceeds of $8.6 million. The net book value of the vessel at the time of sale was $7.0 million and we therefore recorded a gain on the sale of the vessel of $1.6 million.

Restructuring Charge. Restructuring charge for the three months ended March 31, 2014 was $0.6 million relating to the reflagging of one shuttle tanker which commenced in January 2014 and was completed in March 2014.

FPSO Segment

As at March 31, 2015, our FPSO fleet consisted of the Petrojarl Varg, the Cidade de Rio das Ostras (or Rio das Ostras), the Piranema Spirit, the Voyageur Spirit and the Petrojarl I FPSO units, all of which we own 100%, and the Itajai and the Libra FPSO units, of which we own 50%. In October 2014, we sold a 1995-built shuttle tanker, the Navion Norvegia, to a 50/50 joint venture with Odebrecht and the vessel currently is undergoing conversion into an FPSO unit for the Libra field located in the Santos Basin offshore Brazil. We acquired the Petrojarl I FPSO unit from Teekay Corporation in December 2014. The unit is currently undergoing upgrades at the Damen Shipyard Group’s DSR Schiedam Shipyard in the Netherlands. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner may result in significant decreases or increases, respectively, in our revenues and vessel operating expenses.

We use the FPSO units to provide production, processing and storage services to oil companies operating offshore oil field installations. These services are typically provided under long-term, fixed-rate FPSO contracts, some of which also include certain incentive compensation or penalties based on the level of oil production and other operational measures. Historically, the utilization of FPSO units and other vessels in the North Sea, where the Petrojarl Varg and Voyageur Spirit operate, is higher in the winter months, as favorable weather conditions in the summer months provide opportunities for repairs and maintenance to our vessels and the offshore oil platforms, which generally reduces oil production.

On April 13, 2013, the Voyageur Spirit FPSO unit began production and on May 2, 2013, we acquired the unit from Teekay Corporation. Upon commencing production, we had a specified time period to receive final acceptance from E.ON Ruhrgas UK GP (or E.ON), the charterer; however due to a defect encountered in one of its two gas compressors, the FPSO unit was unable to achieve final acceptance within the allowable timeframe resulting in the FPSO unit being declared off-hire by the charterer retroactive to April 13, 2013.

On August 27, 2013, repairs to the defective gas compressor on the Voyageur Spirit FPSO unit were completed and the unit achieved full production capacity. We entered into an interim agreement with E.ON, whereby we were compensated for production beginning August 27, 2013 until final acceptance on February 22, 2014.

Until the Voyageur Spirit FPSO unit was declared on hire, Teekay Corporation indemnified us for certain production shortfalls and unreimbursed vessel operating expenses. For the period from April 13, 2013 to December 31, 2013, Teekay Corporation indemnified us for a total of $34.9 million for production shortfalls and unreimbursed repair costs. For the three months ended March 31, 2014, Teekay Corporation indemnified us for an additional $3.5 million for production shortfalls and unreimbursed repair costs. Amounts paid as indemnification from Teekay Corporation to us were treated as a reduction in the purchase price we paid for the FPSO unit.

The following table presents our FPSO segment’s operating results for the three months ended March 31, 2015 and 2014 and also provides a summary of the calendar-ship-days for our FPSO segment. The table excludes the results of the Itajai and the Libra FPSO units, which are accounted for under the equity method.

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Three Months Ended March 31,		% Change
	2015	2014
Revenues	84,203	83,137	1.3
Vessel operating expenses	(31,233)	(40,391)	(22.7)
Depreciation and amortization	(20,095)	(17,903)	12.2
General and administrative (1)	(4,802)	(5,758)	(16.6)

Income from vessel operations	28,073	19,085	47.1

Calendar-Ship-Days
Owned Vessels	450	360	25.0

(1)

Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FPSO segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

The average number of our FPSO units increased for the three months ended March 31, 2015 compared to the same period last year, due to the acquisition of the Petrojarl I on December 15, 2014. No earnings are expected from the Petrojarl I until its upgrades are completed, which is scheduled for the first half of 2016. The unit is scheduled to commence operations in mid-2016 under a five-year fixed-rate charter contract with Queiroz Galvão Exploração e Produção SA (or QGEP).

Revenues. Revenues increased for the three months ended March 31, 2015, compared to the same period last year, primarily due to:

•

an increase of $3.0 million for the three months ended March 31, 2015, due to an increase in daily hire rates on the Voyageur Spirit primarily due to the charterer’s final acceptance of the charter contract on February 22, 2014;

•

an increase of $1.7 million for the three months ended March 31, 2015, due to the commencement of operations of a produced water treatment plant on the Piranema Spirit in the second quarter of 2014; and

•

an increase of $1.3 million for the three months ended March 31, 2015, due to the Rio das Ostras earning only 95% standby rate while it was being relocated to a new oil field in the first quarter of 2014;

partially offset by

•

a decrease of $2.2 million for the three months ended March 31, 2015, due to the strengthening of the U.S. Dollar against the Norwegian Kroner compared to the same period last year on revenue related to the Petrojarl Varg (however, this is offset by a decrease in vessel operating expenses);

•	a decrease of $1.5 million for the three months ended March 31, 2015, due to penalties incurred on the Piranema Spirit during the first quarter of 2015; and

•	a decrease of $1.4 million for the three months ended March 31, 2015, due to a decrease in crew hours recharged to the charterer and a decrease in incentive compensation from the Petrojarl Varg.

In connection with the sale and purchase agreement, Teekay Corporation indemnified us for lost revenue and unreimbursed repair costs from the Voyageur Spirit being off-hire since the unit began operations on April 13, 2013 until February 21, 2014. The indemnification amount relating to lost revenue was $3.1 million for the three months ended March 31, 2014. The indemnification amount relating to unreimbursed repair costs was $0.4 million for the three months ended March 31, 2014. These have been recorded in equity as an adjustment to the purchase price we paid for the FPSO unit.

Vessel Operating Expenses. Vessel operating expenses decreased for the three months ended March 31, 2015 from the same period last year, primarily due to:

•	a decrease of $6.9 million for the three months ended March 31, 2015, due to the strengthening of the U.S. Dollar against the Norwegian Kroner compared to the same period last year;

•

a decrease of $1.6 million for the three months ended March 31, 2015, due to external consulting fees incurred during the first quarter of 2014 to achieve final acceptance for the Voyageur Spirit FPSO unit; and

•	a decrease of $0.6 million for the three months ended March 31, 2015, due to lower ship management costs related to operating the FPSO units.

Depreciation and Amortization Expense. Depreciation and amortization expense increased for the three months ended March 31, 2015 from the same period last year, primarily due to the acquisition of the Petrojarl I on December 15, 2014.

FSO Segment

As at March 31, 2015, our FSO fleet consisted of six units that operate under fixed-rate time charters or fixed-rate bareboat charters, in which our ownership interests range from 89% to 100%. We have commenced the conversion of one shuttle tanker, the Randgrid, into an FSO unit subsequent to the expiry of its shuttle tanker charter contract in the second quarter of 2015. FSO units provide an on-site storage solution to oil field installations that have no oil storage facilities or that require supplemental storage. Our revenues and vessel operating expenses for the FSO segment are affected by fluctuations in currency exchange rates, as a significant component of revenues are earned and vessel operating expenses are incurred in Norwegian Kroner and Australian Dollars for certain vessels. The strengthening or weakening of the U.S. Dollar relative to the Norwegian Kroner and Australian Dollar may result in significant decreases or increases, respectively, in our revenues and vessel operating expenses.

The following table presents our FSO segment’s operating results for the three months ended March 31, 2015 and 2014, and compares its net revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2015 and 2014, to revenues, the most directly comparable GAAP financial measure, for the same period. The following table also provides a summary of the changes in calendar-ship-days for our FSO segment:

(in thousands of U.S. dollars, except calendar-ship-days and percentages)	Three Months Ended March 31,
	2015	2014	% Change
Revenues	14,486	14,289	1.4
Voyage expenses	(132)	(23)	473.9

Net revenues	14,354	14,266	0.6
Vessel operating expenses	(6,359)	(5,873)	8.3
Depreciation and amortization	(2,920)	(1,693)	72.5
General and administrative (1)	(610)	(859)	(29.0)

Income from vessel operations	4,465	5,841	(23.6)

Calendar-Ship-Days
Owned Vessels	540	540	—

(1)

Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the FSO segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

Net Revenues. Net revenues increased for the three months ended March 31, 2015, compared to the same period last year, primarily due to:

•	an increase of $2.2 million for the three months ended March 31, 2015, due to the commencement of operations of the Suksan Salamander in the third quarter of 2014;

partially offset by

•	a decrease of $1.1 million for the three months ended March 31, 2015, due to the contract extension in April 2014 of the Pattani Spirit at a lower charter rate for an additional five years; and

•	a decrease of $0.9 million for the three months ended March 31, 2015, primarily due to the appreciation of the U.S. Dollar against the Norwegian Kroner and the Australia Dollar;

Vessel Operating Expenses. Vessel operating expenses increased for the three months ended March 31, 2015 compared to the same period last year, primarily due to the amortization of mobilization costs relating to the commencement of operations of the Suksan Salamander in the third quarter of 2014.

Depreciation and Amortization Expense. Depreciation and amortization expense increased for three months ended March 31, 2015 from the same period last year, primarily due to the delivery of the Suksan Salamander in August 2014.

Conventional Tanker Segment

As at March 31, 2015, we owned 100% interests in two Aframax conventional crude oil tankers, which operate under fixed-rate time charters with Teekay Corporation, and two vessels (that have additional equipment for lightering) which operated under fixed-rate bareboat charters with a 100% owned subsidiary of Teekay Corporation.

The following table presents our conventional tanker segment’s operating results for the three months ended March 31, 2015 and 2014, and compares its net revenues (which is a non-GAAP financial measure) for the three months ended March 31, 2015 and 2014, to revenues, the most directly comparable GAAP financial measure, for the same periods. The following table also provides a summary of the changes in calendar-ship-days by owned vessels for our conventional tanker segment:

	Three Months Ended March 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2015	2014	% Change
Revenues	8,062	8,628	(6.6)
Voyage expenses	(568)	(1,725)	(67.1)

Net revenues	7,494	6,903	8.6
Vessel operating expenses	(1,374)	(1,460)	(5.9)
Depreciation and amortization	(1,674)	(1,611)	3.9
General and administrative (1)	(252)	(533)	(52.7)

Income from vessel operations	4,194	3,299	27.1

Calendar-Ship-Days
Owned Vessels	360	360	—

(1)

Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the conventional tanker segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

Net Revenues. Net revenues increased for the three months ended March 31, 2015, from the same period last year, primarily due to a higher amount of reimbursed bunkers.

Towage Segment

As at March 31, 2015, our towage vessel fleet consisted of three long-distance towing and offshore installation vessels and four ultra-long distance towing and offshore installation vessel newbuildings, which are scheduled to deliver throughout 2016, all of which we own 100%. During the second quarter of 2015, we took delivery of another two on-the-water vessels and we expect to take delivery of another on-the-water long-distance towing and offshore installation vessel during the second quarter of 2015.

Long-distance towing and offshore installation vessels are used for the towage, station-keeping, installation and decommissioning of large floating objects such as exploration, production and storage units, including FPSO units, floating liquefied natural gas (or FLNG) units and floating drill rigs.

The following table presents our towage segment’s operating results and calendar-ship-days by owned vessels for the three months ended March 31, 2015. We operated none of these vessels during the comparative period and our operating results for the segment for the three months ended March 31, 2014 consisted only of general and administrative expenses of $1.1 million.

	Three Months Ended March 31,
(in thousands of U.S. dollars, except calendar-ship-days and percentages)	2015	2014	% Change
Revenues	6,070	—	100.0
Voyage expenses	(2,288)	—	100.0

Net revenues	3,782	—	100.0
Vessel operating expenses	(751)	—	100.0
Time-charter hire expense	(662)	—	100.0
Depreciation and amortization	(548)	—	100.0
General and administrative (1)	(310)	(1,088)	71.5

Income (loss) from vessel operations	1,511	(1,088)	238.9

Calendar-Ship-Days
Owned Vessels	88	—	100.0

(1)

Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to the towage segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

The average number of our towing and offshore installation vessels increased for the three months ended March 31, 2015 compared to the same period last year, due to the delivery of the ALP Guard and the ALP Winger during February 2015, and the delivery of the ALP Centre during March 2015.

Income from vessel operations. Income from vessel operations increased for the three months ended March 31, 2015, from the same period last year, primarily due to the delivery of the three towing and offshore installation vessels during the first quarter of 2015.

Other Operating Results

General and Administrative Expenses. General and administrative expenses remained consistent at $14.9 million for the three months ended March 31, 2015, compared to $14.8 million for the same period last year. The slight increase was due to the acquisition of Logitel during the third quarter of 2014 and the delivery of the HiLoad DP unit during the second quarter of 2014, offset by a $1.0 million acquisition fee to a third party relating to the acquisition of ALP during the first quarter of 2014.

Interest Expense. Interest expense increased to $23.2 million for the three months ended March 31, 2015 from $18.9 million, for the same period last year, primarily due to:

•

an increase of $5.7 million for the three months ended March 31, 2015, due to the $300 million principal amount of senior unsecured bonds issued during the second quarter of 2014 and the borrowings relating to the Suksan Salamander FSO unit (which commenced operations in the third quarter of 2014) and the ALP Guard, the ALP Winger and the ALP Centre towing vessels (which delivered during the first quarter of 2015);

partially offset by

•

a decrease of $1.5 million for the three months ended March 31, 2015, primarily due to lower debt balances relating to our NOK senior unsecured bonds due to the strengthening of the U.S. Dollar against the Norwegian Kroner compared to the same period last year, however, this decrease was offset by an increase in realized losses on cross currency swaps related to our NOK senior unsecured bonds which losses are included in foreign currency exchange losses.

Realized and Unrealized Losses on Derivatives. Net realized and unrealized losses on derivatives was $51.6 million for the three months ended March 31, 2015, compared to $36.6 million for the same period last year.

During the three months ended March 31, 2015 and 2014, we had interest rate swap agreements with aggregate average outstanding notional amounts of approximately $1.7 billion, with average fixed rates of approximately 3.4% and 3.6%, respectively. Short-term variable benchmark interest rates during these periods were generally 0.7% or less and, as such, we incurred realized losses of $12.3 million and $14.1 million, respectively, during the three months ended March 31, 2015 and 2014, under the interest rate swap agreements.

During the three months ended March 31, 2015 and 2014, we recognized unrealized losses of $31.0 million and $24.1 million, respectively, on our interest rate swaps. The unrealized losses for the three months ended March 31, 2015 resulted from $43.3 million of unrealized losses relating to decreases in long-term LIBOR benchmark interest rates relative to the prior quarter, partially offset by the transfer of $12.3 million of previously recognized unrealized losses to realized losses related to actual cash settlements. The unrealized losses for the three months ended March 31, 2014 resulted from $38.2 million of unrealized losses relating to decreases in long-term LIBOR benchmark interest rates relative to the prior quarter, partially offset by the transfer of $14.1 million of previously recognized unrealized losses to realized losses related to actual cash settlements.

During the three months ended March 31, 2015 and 2014, we were committed to foreign currency forward contracts to hedge portions of our forecasted expenditures denominated primarily in Norwegian Kroner. During the three months ended March 31, 2015 and 2014, we recognized realized losses of $3.3 million and $0.5 million, respectively, and an unrealized loss of $5.1 million and an unrealized gain of $2.0 million respectively, on our foreign currency forward contracts. The increases in realized and unrealized losses were mainly due to the strengthening of the U.S. Dollar against the Norwegian Kroner compared to the same period last year.

Equity Income. Equity income was $4.1 million for the three months ended March 31, 2015 compared to $3.7 million for the same period last year. The increase in equity income was primarily due to a decrease in crew and manning expenses and a decrease in repairs and maintenance expenses of the Itajai FPSO unit mainly due to the strengthening of the U.S. Dollar against the Brazilian Real, partially offset by an increase in unrealized losses on derivative instruments included in our investment in the Itajai FPSO unit.

Foreign Currency Exchange Losses. Foreign currency exchange losses were $7.1 million for the three months ended March 31, 2015, compared to $0.8 million for the same period last year. Our foreign currency exchange losses, substantially all of which are unrealized, are due primarily to the relevant period-end revaluation of Norwegian Kroner-denominated monetary assets and liabilities for financial reporting purposes and the realized and unrealized gains and losses on our cross currency swaps. Gains on Norwegian Kroner-denominated monetary liabilities reflect a stronger U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on Norwegian Kroner-denominated monetary liabilities reflect a weaker U.S. Dollar against the Norwegian Kroner on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

For the three months ended March 31, 2015, foreign currency exchange losses include a realized loss of $2.4 million (2014 – $0.0 million) and an unrealized loss of $32.2 million (2014 – gain of $7.6 million) on the cross currency swaps partially offset by an unrealized gain of $29.4 million (2014 – loss of $9.1 million) on the revaluation of the Norwegian Kroner denominated debt. There were additional realized and unrealized foreign exchange losses of $1.9 million for the three months ended March 31, 2015 (2014 – gain of $0.7 million) on all other monetary assets and liabilities.

Income Tax Expense. Income tax expense was $0.8 million for the three months ended March 31, 2015, compared to $1.3 million, for the same period last year. The decrease in income tax expense during the three months ended March 31, 2015, compared to the same period last year, was primarily due to a decrease in the non-deductibility of certain intercompany interest expenses in our Norwegian entities and tax adjustments relating to the Rio das Ostras Brazilian entity during the first quarter of 2014, partially offset by an increase in the deferred tax expense relating to the Dampier Spirit resulting from an increase in earnings from a contract extension.

Liquidity and Capital Resources

Liquidity and Cash Needs

Our business model is to employ our vessels on fixed-rate contracts with major oil companies, typically with original terms between three to ten years. The operating cash flow our vessels generate each quarter, excluding a reserve for maintenance capital expenditures and distributions on our preferred units, is generally paid out to our common unitholders within approximately 45 days after the end of each quarter. Our primary short-term liquidity needs are to pay quarterly distributions on our outstanding common and Series A and Series B preferred units, to pay operating expenses, dry docking expenditures, debt service costs and to fund general working capital requirements. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations. We believe that our existing cash and cash equivalents, in addition to all other sources of cash, including cash from operations, will be sufficient to meet our existing liquidity needs, other than acquisitions and expansion capital expenditures, for at least the next 12 months. We expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures, including opportunities we may pursue to purchase additional vessels from Teekay Corporation or third parties, such as the potential Petrojarl Knarr FPSO unit acquisition from Teekay Corporation.

Our long-term liquidity needs primarily relate to expansion and maintenance capital expenditures and debt repayment. Expansion capital expenditures primarily represent the purchase or construction of vessels to the extent the expenditures increase the operating capacity or revenue generated by our fleet, while maintenance capital expenditures primarily consist of dry docking expenditures and expenditures to replace vessels in order to maintain the operating capacity or revenue generated by our fleet. Our primary sources of funds for our long-term liquidity needs are from cash from operations, long-term bank borrowings and other debt or equity financings, or a combination thereof. Consequently, our ability to continue to expand the size of our fleet is dependent upon our ability to obtain long-term bank borrowings and other debt, as well as raising equity.

Our revolving credit facilities and term loans are described in Item 1 – Financial Statements: Note 5 – Long-Term Debt. They contain covenants and other restrictions typical of debt financing secured by vessels that restrict the ship-owning subsidiaries from incurring or guaranteeing indebtedness; changing ownership or structure, including mergers, consolidations, liquidations and dissolutions; making dividends or distributions if we are in default; making capital expenditures in excess of specified levels; making certain negative pledges and granting certain liens; selling, transferring, assigning or conveying assets; making certain loans and investments; or entering into a new line of business. Certain of our revolving credit facilities and term loans include financial covenants. Should we not meet these financial covenants, the lender may accelerate the repayment of the revolving credit facilities and term loans, thus having an impact on our short-term liquidity requirements. We have two revolving credit facilities and two term loans that require us to maintain vessel values to drawn principal balance ratios of a minimum range of 105% to 125%. As at March 31, 2015, these ratios ranged from 140% to 182%. The vessel values used in these ratios are appraised values provided by third parties where available, or are prepared by us based on second hand sale and purchase market data. Changes in the conventional or shuttle tanker, towing or UMS markets could negatively affect these ratios. As at March 31, 2015, we and our affiliates were in compliance with all covenants relating to the revolving credit facilities and term loans.

As at March 31, 2015, our total consolidated cash and cash equivalents were $278.8 million, compared to $252.1 million at December 31, 2014. Our total consolidated liquidity, including cash, cash equivalents and undrawn long-term borrowings, was $278.8 million as at March 31, 2015, compared to $351.7 million as at December 31, 2014. The decrease in liquidity was primarily due to: liquidity used to fund a portion of the final installment payment on the Arendal Spirit UMS in February 2015 and payments for the delivery of three towing and offshore installation vessels in February and March 2015; a reduction in the amount available for borrowing under our revolving credit facilities; and the scheduled repayment or prepayment of outstanding term loans. Subsequent to March 31, 2015, we issued 5.0 million 8.50% Series B Cumulative Redeemable Preferred Units in a public offering for net proceeds of $120.8 million, which increased our liquidity.

As at March 31, 2015, we had a working capital deficit of $281.7 million, compared to a working capital deficit of $124.0 million at December 31, 2014. The current portion of long-term debt increased mainly due to the reclassification of NOK 500 million unsecured bonds maturing in January 2016 to current as at March 31, 2015 and the drawdown of three new debt facilities and an existing revolving credit facility the proceeds of which we used primarily to fund the final installment payment on the Arendal Spirit UMS and the delivery of three towing and offshore installation vessels during the first quarter of 2015. Our net due to affiliates balance increased mainly due to the timing of settlements made during the first quarter of 2015. We expect to manage our working capital deficit primarily with net operating cash flow generated in 2015 and, to a lesser extent, with new term loans and equity issuances to replenish liquidity used for newbuilding installments.

The passage of any climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. In addition, increased regulation of greenhouse gases may, in the long term, lead to reduced demand for oil and reduced demand for our services.

Cash Flows. The following table summarizes our sources and uses of cash for the periods presented:

(in thousands of U.S. dollars)	Three Months Ended March 31,
	2015	2014
Net cash flow from operating activities	125,877	19,572
Net cash flow from financing activities	251,692	51,953
Net cash flow used for investing activities	(350,861)	(67,661)

Operating Cash Flows.

Net cash flow from operating activities increased to $125.9 million for the three months ended March 31, 2015, from $19.6 million for the same period in 2014, primarily due to a $85.6 million increase in changes in non-cash working capital, a $14.5 million decrease in vessel operating expenses, a $4.4 million decrease in time-charter hire expense, a $2.7 million increase in net revenues, a $1.2 million decrease in dry-docking expenditures, a $1.0 million increase in foreign exchange gains and other items, a $0.9 million decrease in current income taxes and a $0.6 million decrease in restructuring costs, partially offset by a $3.6 million increase in net interest expense and a $1.0 million increase in realized losses on derivatives.

The increase in non-cash working capital items for the three months ended March 31, 2015 compared to the same period last year is primarily due to the timing of settlements of intercompany balances with related parties and the timing of payments made to vendors and received from customers.

For a further discussion of changes in income statement items described above for our five reportable segments, please read “Results of Operations”.

Financing Cash Flows.

We use our revolving credit facilities to finance capital expenditures and for general partnership purposes. Occasionally we will do this until longer-term financing is obtained, at which time we typically use all or a portion of the proceeds from the longer-term financings to prepay outstanding amounts under the revolving credit facilities. Our proceeds from long-term debt, net of debt issuance costs and prepayments of long-term debt, were $361.5 million for the three months ended March 31, 2015, and $136.6 million for the same period in 2014. Net proceeds from the issuance of long-term debt increased for the three months ended March 31, 2015, mainly due to the drawdown of three new debt facilities and an existing revolving credit facility the proceeds of which we used primarily to fund the final installment payment on the Arendal Spirit UMS and the delivery of three towing and offshore installation vessels during the first quarter of 2015, partially offset by proceeds from the issuance of NOK 1,000 million unsecured bonds in January 2014, which were used for general partnership purposes.

We actively manage the maturity profile of our outstanding financing arrangements. Our scheduled repayments of long-term debt increased to $65.8 million for the three months ended March 31, 2015, from $38.0 million for the same period in 2014.

Cash distributions paid by our subsidiaries to non-controlling interests during the three months ended March 31, 2015 and 2014 totaled $2.6 million and $3.6 million, respectively. Cash distributions paid by us to our common and preferred unitholders and our general partner, with respect to our common and preferred units during the three months ended March 31, 2015 and 2014 were $57.7 million and $53.6 million, respectively. The decrease in distributions paid by our subsidiaries to non-controlling interests was due to the timing of payments of cash distributions. The increase in distributions to our common and preferred unitholders and our general partner was attributed to an increase in the number of common units resulting from the 7.1 million (including our general partner’s 2% proportionate capital contribution) common units issued during 2014.

The decrease of $10.9 million in restricted cash during the three months ended March 31, 2015 relates to a decrease in collateral on cross currency swaps.

Subsequent to March 31, 2015, cash distributions of $55.0 million on our outstanding common units and general partner interest related to the first quarter of 2015 were declared and were paid on May 15, 2015. Subsequent to March 31, 2015, cash distributions for Series A preferred units relating to the first quarter of 2015 were declared and were paid on May 15, 2015 and totaled $2.7 million.

Investing Cash Flows.

During the three months ended March 31, 2015, net cash flow used for investing activities was $350.9 million, primarily relating to the expenditures for vessels and equipment (including $167.0 million final installment on the Arendal Spirit UMS, $105.2 million on the three towing and offshore handling vessels delivered in the first quarter of 2015, $14.3 million on FSO conversion costs, $13.8 million upgrade costs on the Petrojarl I FPSO unit, installments of $5.9 million on the four newbuilding towing vessels and $15.6 million on various other vessel additions, an increase in restricted cash due to $34.1 million cash held as security related to the purchase of the three towing and offshore installation vessels (please read Item 1 – Financial Statements: Note 9(c) – Commitments and Contingencies) and investments in the Libra FPSO joint venture of $5.0 million, partially offset by aggregate proceeds of $8.9 million from the sale of the Navion Svenita shuttle tanker and scheduled lease payments of $1.1 million received from leasing our direct financing lease assets.

During the three months ended March 31, 2014, net cash flow used for investing activities was $67.7 million, primarily relating to the expenditures for vessels and equipment (including the first installment of $46.2 million on the four newbuilding ALP towing vessels and $20.6 million on various other vessel additions) and the $2.3 million acquisition of 100% of the shares of ALP, partially offset by the scheduled lease payments of $1.4 million received from the leasing of our volatile organic compound emissions equipment and direct financing lease assets.

Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as at March 31, 2015:

	Total	Balance of 2015	2016 and 2017	2018 and 2019	Beyond 2019
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations
Long-term debt (1)	2,347.2	248.1	751.5	843.2	504.4
Chartered-in vessels (operating leases)	22.7	12.1	10.6	—	—
Acquisition of vessels and newbuildings and committed conversion costs (2)	1,454.9	576.3	876.7	1.9	—

Norwegian Kroner-Denominated Obligations
Long-term debt (3)	359.7	—	136.4	223.3	—

Total contractual obligations	4,184.5	836.5	1,775.2	1,068.4	504.4

(1)

Excludes expected interest payments of $46.4 million (remainder of 2015), $101.5 million (2016 and 2017), $62.1 million (2018 and 2019) and $28.9 million (beyond 2019). Expected interest payments are based on existing interest rates (fixed-rate loans) and LIBOR, plus margins which ranged between 0.30% and 3.25% (variable-rate loans) as at March 31, 2015. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our variable rate debt.

(2)

Consists of the acquisition of four towing and offshore installation newbuildings and two UMS newbuildings, our 50% interest in an FPSO conversion for the Libra field, upgrades of the Petrojarl I FPSO unit, the FSO conversion for the Randgrid shuttle tanker, and the acquisition of the three on-the-water long-distance towing and offshore installation vessels. Please read Item 1 – Financial Statements: Note 9 (b), (c), (d), (e) and (f) – Commitments and Contingencies, and Note 12 (a) and (b) – Acquisitions.

(3)

Excludes expected interest payments of $16.2 million (remainder of 2015), $31.9 million (2016 and 2017) and $8.0 million (2018 and 2019). Expected interest payments are based on NIBOR, plus margins which ranged between 4.00% and 5.75% as at March 31, 2015. The expected interest payments do not reflect the effect of related interest rate swaps and cross currency swaps that we have used as an economic hedge of certain of our Norwegian Kroner-denominated obligations.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates and such differences could be material. Accounting estimates and assumptions discussed in our Annual Report on Form 20-F are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties. For a description of our material accounting policies, please read Part I, Item 5 – Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2014. As at March 31, 2015, there were no significant changes to accounting estimates or assumptions from those discussed in the Form 20-F.

At March 31, 2015, the shuttle tanker and towage segments had goodwill attributable to them. Based on conditions that existed at March 31, 2015, we do not believe that there is a reasonable possibility that the goodwill attributable to these reporting units might be impaired for the remainder of the year. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the following section entitled “Forward-Looking Statements”.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Exchange Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	our future growth prospects, including the timing and certainty of new offshore projects;

•	future capital expenditures and availability of capital resources to fund capital expenditures;

•	offers of shuttle tankers, FSO units, FPSO units, towing vessels, or UMS and related contracts from Teekay Corporation and our accepting such offers;

•	acquisitions from third parties and obtaining offshore projects that we or Teekay Corporation bid on or may be awarded;

•

certainty of completion, estimated delivery and completion dates, intended financing and estimated costs for newbuildings, acquisitions and conversions, including the UMS, towing newbuildings and the remaining on-the-water towing vessel, conversion of the Randgrid to an FSO unit to serve the Gina Krog oil and gas field, conversion of the Navion Norvegia to an FPSO unit to serve the Libra field, the upgrades of the Petrojarl I FPSO unit and the acquisition of the Petrojarl Knarr FPSO unit, including the purchase price, financing, timing of completion of field installation and contract start-up;

•	payment of additional consideration for our acquisitions of ALP and Logitel and the capabilities of the ALP vessels and the UMS;

•	the expectations as to the chartering of unchartered vessels, including two UMS and four towing newbuildings and the six on-the-water towing vessel;

•	the cost and certainty of our acquisition of the remaining 33% ownership interest in the Randgrid shuttle tanker;

•	our anticipated use of proceeds from our public offering of Series B Preferred Units;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

•	the future valuation of goodwill;

•	our liquidity needs and anticipated funds for liquidity needs and the sufficiency of cash flows;

•	our compliance with covenants under our credit facilities;

•	the ability of the counterparties for our derivative contracts to fulfill their contractual obligations;

•	our hedging activities relating to foreign exchange, interest rate and spot market risks; and

•	our exposure to foreign currency fluctuations, particularly in Norwegian Kroner.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of oil from offshore oil fields; changes in oil prices; changes in the demand for offshore oil transportation, production and storage services; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in our expenses; the timing of implementation of new laws and regulations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time charter or vessel; shipyard production, conversion or vessel delivery delays; the inability of the joint venture between Teekay Corporation and Odebrecht to secure new Brazil FPSO projects that may be offered for sale to us; failure to obtain required approvals by the Conflicts Committee of our general partner to acquire other vessels or offshore projects from Teekay Corporation or third parties; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange rate fluctuations; changes to the amount or proportion of revenues and expenses denominated in foreign currencies; failure to satisfy closing conditions related to our acquisition of the Knarr FPSO unit, including the purchase price, the timing of commencing the charter contract at full rate, the timing and certainty of completing the acquisition, and the consideration for the acquisition; potential inability to obtain charters for two UMS or financing related to UMS and towing vessels; and other risk factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2014. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

MARCH 31, 2015

PART I – FINANCIAL INFORMATION

ITEM 3 – QUANTITATIVE	AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our floating-rate borrowings that require us to make interest payments based on LIBOR or NIBOR. Significant increases in interest rates could adversely affect operating margins, results of operations and our ability to service our debt. From time to time, we use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt.

We are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The tables below provide information about financial instruments as at March 31, 2015 that are sensitive to changes in interest rates. For long-term debt, the table presents principal payments and related weighted-average interest rates by expected contractual maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date
	Balance of 2015	2016	2017	2018	2019	There- after	Total	Fair Value Liability	Rate (1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate ($U.S.) (2)	224.6	350.1	359.5	354.4	152.8	382.2	1,823.6	1,812.3	2.2%
Variable Rate (NOK) (3)	—	62.0	74.4	99.2	124.1	—	359.7	345.9	6.0%
Fixed-Rate Debt ($U.S.)	23.5	24.9	17.0	17.0	319.0	122.2	523.6	499.3	5.3%
Interest Rate Swaps:
Contract Amount (4)	455.5	171.9	143.9	152.7	29.7	730.7	1,684.4	245.2	3.4%
Average Fixed Pay Rate (2)	3.3%	3.1%	1.3%	1.2%	2.4%	4.4%	3.4%

(1)

Rate relating to long-term debt refers to the weighted-average effective interest rate for our debt, including the margin paid on our floating-rate debt. Rate relating to interest rate swaps refers to the average fixed pay rate for interest rate swaps. The average fixed pay rate for interest rate swaps excludes the margin paid on the floating-rate debt, which as of March 31, 2015 ranged between 0.3% and 3.25% based on LIBOR and between 4.00% and 5.75% based on NIBOR.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.
(3)

Interest payments on NOK-denominated debt and interest rate swaps are based on NIBOR. Our NOK-denominated debt has been economically hedged with cross currency swaps, to swap all interest and principal payments at maturity into U.S. Dollars. Please see the table in the Foreign Currency Fluctuation Risk section below and read Item 1 – Financial Statements: Note 7 – Derivative Instruments.

(4)	The average variable receive rate for interest rate swaps is set quarterly at the 3-month LIBOR or semi-annually at the 6-month LIBOR.

Foreign Currency Fluctuation Risk

Our functional currency is the U.S. Dollar because virtually all of our revenues and most of our operating costs are in U.S. Dollars. We incur certain vessel operating expenses, general and administrative expenses and a portion of our capital conversion and upgrade projects in foreign currencies, the most significant of which is the Norwegian Kroner and, to a lesser extent, Australian Dollars, Brazilian Reals, British Pounds, Euros and Singapore Dollars. There is a risk that currency fluctuations will have a negative effect on the value of cash flows.

We may continue to seek to hedge certain of our currency fluctuation risks in the future. At March 31, 2015, we were committed to the following foreign currency forward contracts:

		Average Forward Rate (1)	Expected Maturity			Fair Value / Carrying Amount of Asset (Liability) (in thousands of U.S. Dollars)
	Contract Amount in Foreign Currency		2015	2016	2017
	(thousands)		(in thousands of U.S. Dollars)			Non-hedge
Norwegian Kroner	688,500	6.93	47,787	46,632	4,905	(14,194)
Euro	27,344	0.88	28,794	2,413	—	(1,788)
Singapore Dollar	28,052	1.36	4,144	16,537	—	(382)

						(16,364)

(1)	Average forward rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

We incur interest expense on our NOK-denominated bonds. We have entered into cross currency swaps to economically hedge the foreign exchange risk on the principal and interest for these bonds. Please read Item 1 – Financial Statements: Note 7 – Derivative Instruments and Hedging Activities.

As at March 31, 2015, we were committed to the following cross currency swaps:

		Floating Rate Receivable
Notional Amount NOK	Principal Amount USD	Reference Rate	Margin	Fixed Rate Payable	Fair Value / Carrying Amount of Asset (Liability) (Thousands of U.S. Dollars)	Remaining Term (years)
(thousands)
600,000	101,351	NIBOR	5.75%	7.49%	(30,792)	1.8
500,000	89,710	NIBOR	4.00%	4.94%	(28,704)	0.8
800,000	143,536	NIBOR	4.75%	6.07%	(48,385)	2.8
1,000,000	162,200	NIBOR	4.25%	6.42%	(45,371)	3.8

					(153,252)

Commodity Price Risk

We are exposed to changes in forecasted bunker fuel costs for certain vessels being time-chartered-out and for vessels servicing certain contracts of affreightment. We may use bunker fuel swap contracts as economic hedges to protect against changes in bunker fuel costs. As at March 31, 2015, we were not committed to any bunker fuel swap contracts.

TEEKAY OFFSHORE PARTNERS L.P. AND SUBSIDIARIES

MARCH  31, 2015

PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

None

Item 1A – Risk Factors

In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, Item 3. Key Information – Risk Factors in our Annual Report on Form 20-F for the year ended December 31, 2014, which could materially affect our business, financial condition or results of operations.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3 – Defaults Upon Senior Securities

None

Item 4 – Mine Safety Disclosures

None

Item 5 – Other Information

None

Item 6 – Exhibits

1.1

Purchase Agreement for Knarr L.L.C. and Teekay Knarr AS, between Teekay Corporation and Teekay Offshore Partners L.P., dated April 6, 2015 (incorporated by reference to Exhibit 1.1 to our Current Report on Form 6-K filed with the SEC on April 13, 2015)

4.1

Third Amended and Restated Agreement of Limited Partnership of Teekay Offshore Partners L.P. (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form 8-A filed with the SEC on April 17, 2015)

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:

• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-147682) FILED WITH THE SEC ON NOVEMBER 28, 2007

• REGISTRATION STATEMENT ON FORM F-3 (NO. 333-175685) FILED WITH THE SEC ON JULY 21, 2011

• REGISTRATION STATEMENT ON FORM F-3 (NO. 333-178620) FILED WITH THE SEC ON DECEMBER 19, 2011

• REGISTRATION STATEMENT ON FORM F-3 (NO. 333-183225) FILED WITH THE SEC ON AUGUST 10, 2012

• REGISTRATION STATEMENT ON FORM F-3 (NO. 333-188393) FILED WITH THE SEC ON MAY 7, 2013

• REGISTRATION STATEMENT ON FORM F-3 (NO. 333-188543) FILED WITH THE SEC ON MAY 10, 2013

• REGISTRATION STATEMENT ON FORM F-3 (NO. 333-193301) FILED WITH THE SEC ON JANUARY 10, 2014

• REGISTRATION STATEMENT ON FORM F-3ASR (NO. 333-196098) FILED WITH THE SEC ON MAY 20, 2014

• REGISTRATION STATEMENT ON FORM F-3 (NO. 333-197053) FILED WITH THE SEC ON JUNE 26, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P. By: Teekay Offshore GP L.L.C., its general partner

Date: May 28, 2015	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)